Exhibit 99.E

Quarterly Bulletin

December 2011

South African Reserve Bank

90th

Anniversary

© South African Reserve Bank

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Enquiries relating to this Bulletin should be addressed to:

Head: Research Department

South African Reserve Bank

P O Box 427

Pretoria 0001

Tel. +27 12 313-3668/3676

http://www.reservebank.co.za	ISSN 0038-2620

Quarterly Bulletin December 2011

Contents

Quarterly Economic Review
Introduction	1
Domestic economic developments	4
Domestic output	4
Real gross domestic expenditure	6
Factor income	11
Gross saving	12
Employment	13
Labour cost and productivity	16
Prices	17
Foreign trade and payments	22
International economic developments	22
Current account	24
Financial account	28
Foreign debt	30
International reserves and liquidity	31
Exchange rates	31
Monetary developments, interest rates and financial markets	34
Money supply	34
Credit extension	36
Interest rates and yields	38
Money market	41
Bond market	42
Share market	44
Market for exchange-traded derivatives	45
Real-estate market	46
Non-bank financial intermediaries	47
Flow of funds	48
Public finance	50
Non-financial public-sector borrowing requirement	50
Budget comparable analysis of national government finance	53
The Medium Term Budget Policy Statement 2011	57

Statements issued by Gill Marcus, Governor of the South African Reserve Bank

Statement of the Monetary Policy Committee 22 September 2011	61

Statement of the Monetary Policy Committee 10 November 2011	65

Note

Note on recent developments in the household balance sheet	69

Statistical tables

Contents	S–0
Statistical tables	S–2
Key information	S–142

Quarterly Bulletin December 2011

Quarterly Economic Review

Introduction

The global economic recovery continued in the third quarter of 2011, its pace remaining uneven as events in the advanced economies and especially in the euro area impacted adversely on overall growth and confidence. The euro area’s worsening debt crisis resulted in a number of incumbent governments being replaced or facing strong opposition, further constraining the degrees of freedom available to policy-makers in resolving the crisis. Nevertheless, activity in Japan picked up as the economy started to recover from the earlier earthquake-induced dislocations.

Led by China, growth in the developing economies maintained fairly robust momentum. This continued to provide support to a wide range of commodity prices, alongside the impact which the financial turmoil in the euro area and tensions in the Middle East and North Africa had on the price of gold. In sub-Saharan Africa available data suggest that economic growth also continued at a fair pace, supported by favourable prices of export commodities, financial systems that were not overly exposed to the problems of the advanced economies, and improved economic policies.

As attempts at fiscal consolidation continued, central banks in the advanced economies continued to provide support to the economic recovery through expansionary monetary policies. In a number of developing economies, inflation concerns arising from food and energy prices and, in some instances, from a general overheating of the economy prompted policy-makers to tighten monetary policy.

The South African economy continued to expand in the third quarter of 2011 but at a lacklustre pace, recording a growth rate broadly similar to that of the second quarter. Third-quarter production was held back by industrial action which especially made itself felt in the mining and manufacturing sectors. Real value added by the mining sector contracted in the quarter under review as strike activity added to the impact of work stoppages related to accidents, logistical problems and plant maintenance. Agricultural output also declined as crops, while large, did not match the bumper crops harvested in the previous year.

In the manufacturing sector industrial action in several subsectors, fragile global demand and strong international competition were reflected in a mild contraction in production in the third quarter of 2011. This also spilled over to the electricity sector where real value added declined somewhat, amplified by significantly higher electricity tariffs. The construction sector experienced a modest increase in real output as civil construction activity expanded, countering weak demand for new residential and non-residential buildings.

The tertiary sectors maintained robust growth in the third quarter, led by the trade sector where retail and motor trade activity performed well. Increased activity in the equity, bond and other financial markets simultaneously bolstered growth in real value added by the finance sector, although conditions in the banking subsector remained subdued.

Domestic expenditure gained momentum in the third quarter, led by fixed capital formation and final consumption expenditure by households.

Households continued to raise their real final consumption expenditure at a rate tuned to the growth in their real disposable income, allowing the ratio of debt to disposable income to inch lower. Growth in household expenditure on durable goods was particularly strong in the third quarter of 2011, as spending on new motor vehicles and on recreational and entertainment goods surged.

Albeit from a low base set in 2009, real fixed capital expenditure accelerated further to reach a brisk rate of growth of 5,6 per cent in the third quarter of 2011. All three main institutional sectors recorded a faster pace of increase in real capital outlays over the period.

Private business enterprises in the agricultural sector stepped up capital spending in the third quarter against the background of favourable product prices and sizeable crops, while those in the communication sector raised their capital outlays in areas such as optic cables. Car

Quarterly Bulletin December 2011

manufacturers and the banking industry also raised their capital expenditure. Capital spending by public corporations gained further momentum as Eskom continued with the construction of new power stations, and Transnet with the upgrading of its capital stock and construction of a multi-product pipeline. General government contributed to the growth in real fixed capital formation in the third quarter as local governments stepped up capital expenditure in various areas, including water projects.

Real final consumption expenditure by government increased further in the third quarter of 2011, while the accumulation of inventories continued for the fifth consecutive quarter, led by inventory holdings in the manufacturing, electricity and construction sectors and by agricultural stocks-in-trade.

The relatively strong growth in domestic expenditure in the third quarter was accompanied by briskly rising imports and a narrowing of the trade surplus as export proceeds failed to keep up with rising outlays on imports. At the same time, dividend payments to non-resident investors rose considerably in the third quarter, resulting in a widening of the deficit on the current account of the balance of payments to 3,8 per cent of gross domestic product. This was financed by net capital inflows on the financial account of the balance of payments, although international investors reduced their holdings of South African portfolio assets during the quarter under review.

With international investors becoming more risk-averse and withdrawing funding from emerging markets as they sought the familiarity of their own markets, a significant depreciation in the exchange value of the rand was registered from September 2011. This contributed to upward price pressure, alongside adverse developments in the prices of food, fuel and electricity. Consumer price inflation continued its acceleration and by October 2011 had risen to a twelvemonth rate of 6,0 per cent, matching the upper limit of the inflation target range. However, underlying measures of inflation (which exclude the more volatile items in the consumer price basket) remained fairly subdued compared with the headline rate.

Wage settlements edged slightly higher in the third quarter of 2011. Employment simultaneously rose somewhat, contributing to a moderate reduction in the official unemployment rate. Labour productivity increases were slow in recent quarters, while capacity utilisation in manufacturing remained low.

The Monetary Policy Committee (MPC) has maintained the repurchase rate at 5,5 per cent since December 2010. At its recent meetings, the MPC’s decisions were informed by the absence of demand-driven inflation, as evidenced by well-contained rates of underlying inflation and indications of significant slack in the economy. Furthermore, although inflation was projected to rise above 6 per cent for a number of quarters, it was expected to re-enter the target range within the time horizon over which monetary policy is effective.

Consistent with the unchanged repurchase rate, money-market interest rates were fairly stable over the past five months, although forward rate agreements responded to changes in market expectations triggered among other things by changes in the exchange rate and policy statements. Money-market conditions remained orderly, with the daily liquidity requirement displaying its usual variation and drifting somewhat higher over the period.

Despite the relatively low level of money-market interest rates and firm household consumption and fixed capital spending, bank loans and advances remained generally hesitant. In recent months the demand for credit was restrained by sluggish confidence and prospective borrowers’ fears of becoming overextended, while the supply of credit was held back as lenders maintained conservative lending standards, mindful of the still-high level of impaired advances on their balance sheets and poor risk-adjusted returns on some types of lending. Growth in mortgage advances was slow, confirming the weakness in house prices and real-estate activity. However, unsecured lending activity such as the extension of personal loans gained significant momentum over the past year; its contribution to overall credit extension, though, remained fairly small.

Quarterly Bulletin December 2011

Most South African financial markets recorded strong turnover in the third quarter of 2011. Share prices on the JSE Limited fell back in early August, mirroring share price movements on other international exchanges as investors feared the impact of exposure to peripheral European debt, but staged a partial recovery in the ensuing months.

In the bond market government remained the most important issuer of debt securities in the third quarter of 2011. Government bond yields declined to recent lows in early September, reflecting the appreciation in the exchange value of the rand, firm demand for bonds by non-residents, and expectations that short-term rates may remain low for longer in the face of subdued economic conditions. Bond yields rebounded in September as renewed fears related to the debt problems in the euro area drove non-residents from the domestic bond market, taking their funds to more familiar territory and fuelling depreciation of the rand. Yields continued fluctuating higher to the end of November, not least due to bouts of further depreciation in the exchange rate of the rand accompanied by a worsening of inflation expectations.

The slower-than-expected pace of economic growth was reflected in a shortfall in tax collections and consequently a widening of the fiscal deficit. In the October 2011 Medium Term Budget Policy Statement the fiscal projections were amended to reflect the weaker global and domestic economic environment. Accordingly, government factored in countercyclically larger deficits over the medium term, providing more support to the economy while retaining a sustainable path for the government debt ratio.

Quarterly Bulletin December 2011

Domestic economic developments

Domestic output1, 2

Real economic growth in South Africa increased marginally further in the third quarter of 2011. Growth in real gross domestic product edged higher to an annualised rate of 1,4 per cent in the third quarter, following growth of 4,6 per cent in the first quarter of 2011 and 1,3 per cent in the second quarter. While growth in real value added by the tertiary sector improved slightly, real output of both the primary and secondary sectors contracted further over the period. Consequently, the level of gross domestic production in the first three quarters of 2011 was 3,2 per cent higher than in the corresponding period of 2010. This is consistent with an expected annual rate of increase of 3 per cent for the year as a whole.

Real gross domestic product

Percentage change at seasonally adjusted annualised rates

	2010					2011
Sector	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Primary sector	13,7	-12,5	26,7	13,3	4,0	-3,5	-4,7	-13,7
Agriculture	3,8	10,8	14,4	9,2	0,5	-1,7	-6,0	-4,3
Mining	18,0	-20,8	32,4	15,1	5,5	-4,2	-4,2	-17,4
Secondary sector	5,3	5,4	-3,4	4,6	4,3	10,1	-6,5	-1,4
Manufacturing	7,1	7,6	-4,0	5,3	5,4	12,8	-8,8	-1,9
Tertiary sector	2,6	4,1	2,6	3,3	2,3	3,8	4,1	4,2
Non-primary sector	3,3	4,5	1,1	3,6	2,8	5,3	1,4	2,8
Total	4,0	2,8	3,1	4,5	2,9	4,6	1,3	1,4

Following declines of 3,5 per cent and 4,7 per cent in the first and second quarters of 2011 respectively, the real value added by the primary sector contracted by no less than 13,7 per cent in the third quarter. This decline could be attributed to further decreases in the real value added by both the mining and agricultural sectors.

Gross domestic product

Quarterly Bulletin December 2011

The real value added by the agricultural sector declined at a slower pace in the third quarter of 2011, compared with the contraction registered in the second quarter. However, measured over a year, growth in real output of the agricultural sector accelerated marginally in the third quarter, mainly on account of an improvement in field crop and horticultural production over the period. The maize crop for the 2010/11 production season amounted to 10,6 million tons compared with a crop of 12,8 million tons in the previous season.

The real output of the mining sector contracted substantially at an annualised rate of 17,4 per cent in the third quarter of 2011 – the third consecutive quarterly decline in 2011. Although the decline in production was prevalent throughout the mining sector, it was most pronounced in the platinum group metals industry, followed by declining production of coal, gold and manganese ore. The disappointing performance of the mining sector in the third quarter of 2011 largely reflected the impact of widespread industrial action during July and August. Other factors that adversely affected production volumes during the period included ongoing logistical problems, temporary shutdowns due to accidents, higher electricity tariffs and wage increases in excess of the current rate of inflation. The real value added by the mining sector nevertheless increased by 1,9 per cent in the first three quarters of 2011 – lower than the growth of 5,5 per cent recorded for the calendar year 2010.

The real value added by the secondary sector contracted further in the third quarter of 2011 albeit at a slower pace. Following a contraction of 6,5 per cent in the second quarter of 2011, the rate of decline shrank to 1,4 per cent in the third quarter as a marginal acceleration in real output growth of the construction sector partially countered a further decline in real production of the manufacturing and electricity, gas and water subsectors over the period.

Following a quarter-to-quarter annualised decline of 8,8 per cent in the second quarter of 2011, real manufacturing output shrank at a slower rate of 1,9 per cent in the third quarter. Lower production was recorded for basic iron and steel, non-ferrous metal products, metal products and machinery; petroleum, chemical products, rubber and plastic products; and furniture. These decreases were partially counteracted by increases in the production of food and beverages; motor vehicles, parts and accessories and other transport equipment; and glass and non-metallic mineral products.

Production volumes were directly affected by industrial action in several manufacturing subsectors during July and August 2011. The weakness in manufacturing production also reflected fragile global demand conditions, projections of a further moderation in international demand and a loss of international price competitiveness due to the relative strength in the external value of the rand in the first half of 2011. Domestic manufacturers accordingly had to compete with favourably priced imports in an environment characterised by relatively strong domestic demand conditions. At the same time, the sector continued to suffer from a shortage of skilled labour, low productivity growth, and unit labour costs which kept on rising at rates in excess of current inflation.

Notwithstanding the fact that the quarter-to-quarter growth in real value added by the manufacturing sector declined further in the third quarter of 2011, real manufacturing output still increased by 2,3 per cent in the first three quarters of 2011 compared with the corresponding period in 2010 – real output of manufacturing, however, advanced by 5,4 per cent in calendar year 2010 as a whole. Not surprisingly, against the background of widespread industrial action, capacity utilisation in the manufacturing sector edged lower from 81,1 per cent in the second quarter of 2011 to 79,6 per cent in the third quarter.

In the sector supplying electricity, gas and water, the real value added contracted at an annualised rate of 2,6 per cent in the third quarter of 2011. This contraction reflected lower domestic production as a result of the strikes in the metal and mining industries. In addition to the lower demand from the electricity-intensive manufacturing and mining sectors, the demand for electricity was also restrained by higher electricity tariffs in general, exacerbated by the introduction of high winter peak tariffs during the winter months.

Growth in real value added by the construction sector remained subdued in the third quarter of 2011 due to a lack of demand for new residential and non-residential buildings. The real value added by the construction sector increased at an annualised rate of 1,8 per cent in the third quarter of 2011, that is, at a slightly faster pace than the rate of increase of 0,8 per cent

Quarterly Bulletin December 2011

registered in the second quarter. Although activity in civil construction increased at a faster pace than in the preceding quarter, it still remained at a fairly low level.

Growth in the real value added by the tertiary sector improved slightly from 4,1 per cent in the second quarter of 2011 to 4,2 per cent in the third quarter. The firm performance of the tertiary sector was brought about by an acceleration in real output growth of the trade and the finance, insurance, real-estate and business services sectors, alongside slower growth by all other subsectors.

Real output growth in the trade sector accelerated from an annualised rate of 5,2 per cent in the second quarter of 2011 to 6,1 per cent in the third quarter, mainly due to the improved performance of the retail and motor trade subsectors. The real value added by the wholesale trade sector increased marginally over the period. Besides stronger growth in the demand for new passenger vehicles by the household sector, the motor trade sector also benefited from increased demand from the car rental industry as it upgraded and expanded its fleet.

Having increased at an annualised rate of 4,3 per cent in the second quarter of 2011, growth in real value added by the transport, storage and communication sector slowed to 2,3 per cent in the third quarter 2011. This was due to slightly slower growth in the transport subsector, as activity in the communication sector maintained its steady upward momentum.

Growth in real value added by the finance, insurance, real-estate and business services sector improved from a rate of 2,7 per cent in the second quarter of 2011 to 4,5 per cent in the third quarter. This faster growth emanated mainly from increased activity in the equity, bond and other financial markets. By contrast, activity in the banking sector declined during the third quarter.

The real value added by general government slowed from an annualised rate of 5,8 per cent in the second quarter of 2011 to 3,9 per cent in the subsequent quarter.

Real gross domestic expenditure

Growth in aggregate real gross domestic expenditure accelerated sharply from an annualised rate of 1,1 per cent in the second quarter of 2011 to 4,2 per cent in the third quarter. This robust growth could be attributed to an acceleration in all three components of final demand – real final consumption expenditure by households, general government and gross fixed capital formation, alongside an increased accumulation in inventory holdings. Real gross domestic expenditure increased by 4,1 per cent in the first nine months of 2011 compared with the corresponding period in 2010, similar to the rate of 4,2 per cent recorded for 2010 as a whole.

Real gross domestic product and final demand

Quarterly Bulletin December 2011

Subsequent to a moderation in the second quarter of 2011, growth in real final consumption expenditure by households accelerated in the third quarter. Having increased at an annualised rate of 6,4 per cent in the first quarter of 2011, growth in real expenditure by households decelerated to 3,3 per cent in the second quarter but increased again to 3,7 per cent in the third quarter.

Real gross domestic expenditure

Percentage change at seasonally adjusted annualised rates

	2010					2011
Components	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Final consumption expenditure
Households	6,1	2,9	6,5	5,6	3,7	6,4	3,3	3,7
General government	8,0	8,0	-0,6	4,3	4,9	9,3	-0,3	4,7
Gross fixed capital formation	2,8	2,3	1,8	4,2	-1,6	4,8	5,0	5,6
Domestic final demand	5,8	3,8	4,2	5,1	2,9	6,7	2,9	4,3
Change in inventories (R billions)*	-9,2	-8,2	4,8	5,7	-1,8	8,2	4,2	5,0
Gross domestic expenditure	6,3	3,8	8,0	3,9	4,2	5,0	1,1	4,2

*	At constant 2005 prices

This stronger pace of increase could be attributed to brisk spending on durable goods and services alongside more moderate spending on semi- and non-durable goods. However, the ratio of consumption expenditure by households to gross domestic product amounted to 58,6 per cent in the third quarter of 2011 – slightly lower than the 59 per cent recorded in the preceding quarter. The level of real expenditure by households in the first three quarters of 2011 increased by 5,1 per cent compared with the corresponding period in 2010.

Household consumption expenditure

Growth in real outlays by households on durable goods accelerated from an annualised rate of 14,1 per cent in the second quarter of 2011 to 17,8 per cent in the third quarter. Households stepped up spending on personal transport equipment, computers and related equipment, and on recreational and entertainment goods, while spending on the other durable goods categories continued at a somewhat slower pace. Increased spending on new motor vehicles could, inter alia, be ascribed to the availability of new products following supply disruptions in motor vehicle parts in the second quarter of 2011, more affordable prices alongside the relatively low cost of credit, and pre-emptive buying following the recent sharp depreciation in the external value of the rand which was expected to feed through to higher prices in the near future.

Quarterly Bulletin December 2011

Real spending on semi-durable goods decelerated to 6 per cent in the third quarter of 2011 from 9,5 per cent in the preceding quarter. The deceleration affected most categories of semi-durable goods. Real spending on semi-durable goods advanced by 7,0 per cent in the first three quarters of 2011 compared with the corresponding period in 2010.

Real final consumption expenditure by households

Percentage change at seasonally adjusted annualised rates

	2010					2011
Component	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Durable goods	31,6	37,5	19,8	2,8	18,1	17,3	14,1	17,8
Semi-durable goods	13,3	3,0	-0,3	5,5	2,0	12,6	9,5	6,0
Non-durable goods	2,5	-0,3	3,1	2,4	1,3	5,4	1,0	0,7
Services	2,8	-0,9	8,3	8,8	3,4	3,4	1,2	2,4
Total	6,1	2,9	6,5	5,6	3,7	6,4	3,3	3,7

Growth in household spending on non-durable goods moderated from an annualised rate of 1 per cent in the second quarter of 2011 to only 0,7 per cent in the third quarter. The slower pace was especially pronounced in spending on food, beverages and tobacco; and household consumer goods as the recent sharp acceleration in food price inflation had a dampening effect on purchases of these products. Real spending on household fuel and power held up well in the third quarter of 2011. In addition, the pace of growth in real purchases of petrol and diesel, for the most part a non-discretionary item, increased marginally despite record-high petroleum prices over this period.

Spending on services, the largest portion of expenditure by households, increased at an annualised rate of 2,4 per cent in the third quarter of 2011, compared with an increase of 1,2 per cent in the preceding quarter. Pronounced increases were registered in spending on transport and communication services over this period.

Household debt and debt-service ratios

Quarterly Bulletin December 2011

Following an annualised increase of 3,5 per cent in the second quarter of 2011, growth in real household disposable income edged higher to 3,9 per cent in the third quarter. Nevertheless, for the first nine months of 2011 real household disposable income increased by 5,8 per cent, as some temporary jobs were created alongside higher employment levels at provincial government level. The net wealth of households shrank in the third quarter of 2011, reflecting among other reasons the subdued performance of financial assets over the period.

Growth in household debt moderated in the third quarter of 2011, partly on account of a slower rate of increase in mortgage advances. The relative size of other consumer credit – such as loans to finance motor vehicles and open accounts – in total household debt, increased over time. As a result, the outstanding value of mortgage advances relative to total household debt receded from 63,1 per cent in the third quarter of 2010 to 60,3 per cent in the corresponding quarter of 2011.

The ratio of household debt to disposable income inched lower to 75 per cent in the third quarter of 2011 compared with a ratio of 75,8 per cent in the second quarter. Consistent with stagnant interest rates, the debt-service cost of households edged lower from 6,9 per cent of disposable income in the second quarter of 2011 to 6,8 per cent in the third quarter.

Box: Interest paid and received by the household sector

During the period 2003 to 2008 household spending increased at a faster pace than household income, as both consumption expenditure and the acquisition of fixed property and other assets by households surged. The resultant gap had to be filled by an increase in household debt, which grew at an average rate of 21 per cent per annum over the five years to 2008. The rapid increase in household indebtedness reflected rising income and employment levels, strong consumer confidence, a buoyant property market and a generally supportive economic environment with relatively easy access to credit. Accordingly, the ratio of household debt to annual disposable income increased from less than 55 per cent in 2003 to slightly more than 82 per cent in 2008.

Over the same period, the household sector’s holdings of deposits and other interest-bearing assets did not keep up with the surge in household debt. As a result, a considerable gap opened up between interest paid and interest received by the household sector. Both payments and receipts of interest were also bolstered by rising interest rates as monetary policy was progressively tightened from June 2006 onwards. On average, the amount of interest received increased by 12 per cent per annum over the five years to 2008, while interest paid rose almost twice as fast at a rate of 21 per cent per annum.

In 2008 a peak was reached in both interest paid and interest received. Subsequently, the level of interest rates declined considerably in the wake of the easing cycle in monetary policy which began in December 2008. The growth in household debt and household holdings of interest-bearing assets also slowed significantly over the period.

Household sector*: Interest paid and interest received

Quarterly Bulletin December 2011

Following a decline of 0,3 per cent in the second quarter of 2011, real final consumption expenditure by general government increased at an annualised rate of 4,7 per cent in the third quarter. Since no armaments were acquired in the second and third quarters of 2011, growth in the latter period reflected in part the statistical base effect following the high quarter-to-quarter growth of 9,3 per cent in the first quarter of 2011 and a subsequent contraction in the second quarter.

Excluding spending on armaments, growth in consumption expenditure by government accelerated marginally from 4,6 per cent in the second quarter of 2011 to 4,7 per cent in the third quarter. Growth in real compensation of employees and other non-wage goods and services increased at a steady pace in the third quarter of 2011. In addition, continued strong growth in spending on education and health services was recorded in the third quarter. Consequently, real consumption expenditure by general government as a ratio of gross domestic product edged higher from 21 per cent in the second quarter of 2011 to 21,4 per cent in the third quarter. Relative to spending during the first nine months of 2010, real final consumption expenditure by general government increased by 4,3 per cent in the corresponding period in 2011.

Real gross fixed capital formation increased at an annualised rate of 5,6 per cent in the third quarter of 2011 following growth of 5 per cent in the second quarter. A faster pace of increase in real capital outlays was recorded by all three institutional sectors – private business enterprises, public corporations and general government. Real gross fixed capital formation increased by 3,6 per cent in the first nine months of 2011 compared with the same period in 2010, recovering from the contraction of 1,6 per cent recorded for 2010 as a whole.

Real gross fixed capital formation

Owing to increased capital outlays by especially the agricultural, and transport, storage and communication sectors, real gross fixed capital formation by private business enterprises gathered further momentum from an annualised rate of increase of 5,6 per cent in the second quarter of 2011 to 5,8 per cent in the third quarter. Real outlays by private business enterprises increased by 4,7 per cent in the first nine months of 2011 compared with the same period in 2010, picking up from the contraction of 0,8 per cent recorded for 2010 as a whole.

Quarterly Bulletin December 2011

Real investment by the agricultural sector increased in line with expectations of a better wheat crop and a relatively favourable price of maize, which encouraged farmers to increase spending on agricultural machinery. With several of the car manufacturers planning to launch new models in early 2012, capital spending on warehouses and machinery and equipment increased in the third quarter of 2011 to gear up for this change. Boosted by robust growth in Internet usage and increasing Internet video downloads, the transport and communication sector continued to raise its capital outlays on fibre optic cables. Capital investment by the finance sector decreased in the third quarter of 2011, following a further weakening in the non-residential building sector.

Real gross fixed capital formation

Percentage change at seasonally adjusted annualised rates

	2010					2011
Component	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Private business enterprises	-4,0	6,8	5,2	4,8	-0,8	5,5	5,6	5,8
Public corporations	8,9	-6,6	-5,6	5,4	1,8	6,0	5,4	6,3
General government	-10,1	-1,8	-1,0	0,0	-9,5	-0,3	1,8	3,5
Total	2,8	2,3	1,8	4,2	-1,6	4,8	5,0	5,6

Real fixed capital expenditure by public corporations increased at a higher rate of 6,3 per cent in the third quarter of 2011 following growth of 5,4 per cent in the second quarter. Capital spending remained robust in the electricity and transport subsectors. Expenditure on especially vehicles and machinery and equipment, was undertaken by the electricity subsector to supplement its major ongoing projects such as the Medupi, Kusile and Ingula power stations. Capital spending by Transnet included ongoing expenditure on the new multi-product pipeline, which bolstered spending on machinery and equipment and construction works.

The accelerated growth momentum in real gross fixed capital expenditure by general government was maintained in the third quarter of 2011, driven by ongoing capital spending at local government level. However, supply constraints in the form of a shortage of bitumen halted some of the ongoing road projects. By contrast, meaningful progress was made with several water projects to address the shortage of water supply during this period.

The accumulation of inventories that started in the third quarter of 2010 continued in the third quarter of 2011. Annualised real inventory investment (at 2005 prices) amounted to R5 billion in the third quarter of 2011 compared with R4,2 billion in the second quarter. The level of inventory holdings increased by R8 billion in the first nine months of 2011 as opposed to a rundown of inventories during the corresponding period of 2010.

The slower pace of increase in real inventory holdings was the net result of an accumulation of inventories in the manufacturing, electricity and construction sectors alongside a depletion of inventories in other sectors. In the trade sector, inventory levels were raised due to agricultural stocks-in-trade of particularly maize. This was, in part, offset by the wholesale, retail and motor trade components. As a percentage of non-agricultural gross domestic product, industrial and commercial inventories increased from 12,4 per cent in the second quarter of 2011 to 12,5 per cent in the third quarter.

Factor income

Growth over four quarters in total nominal factor income picked up from 10,2 per cent in the second quarter of 2011 to 11 per cent in the third quarter. This acceleration was mainly due to stronger growth in total gross operating surplus.

Quarterly Bulletin December 2011

The year-on-year growth in compensation of employees slowed from 10,6 per cent in the second quarter of 2011 to 8,1 per cent in the third quarter. Compensation of employees increased at a rate of 9,6 per cent in the first three quarters of 2011 compared with the corresponding period of 2010. The average level of wage settlements in the first three quarters of 2011 receded to 7,7 per cent compared with a rate of 8,3 per cent registered during the same period in 2010. Accordingly, the share of labour in total factor income edged lower from 49,9 per cent in the second quarter to 49,8 per cent in the third quarter of 2011.

Measured over one year, growth in total gross operating surplus accelerated from 9,8 per cent in the second quarter to 14 per cent in the third quarter of 2011 – an acceleration which involved all the major sectors of the economy. Although business enterprises were confronted by high input cost pressures such as labour and electricity costs, aggravated by the recent surge in fuel prices, gross operating surpluses continued to accelerate.

Gross saving

Total gross saving as a percentage of gross domestic product decreased from 16,9 per cent in the second quarter of 2011 to 15,9 per cent in the third quarter. The weaker saving performance resulted from lower savings by both the general government and the corporate sector, whereas the savings ratio of the household sector improved marginally. Owing to the lower savings ratio, the country’s foreign financing ratio (i.e., foreign capital inflows as a percentage of gross capital formation) increased somewhat from 14,6 per cent in the second quarter of 2011 to 19,5 per cent in the third quarter, as depicted by the larger current-account deficit.

Gross saving by the corporate sector as a percentage of gross domestic product moderated from 16,4 per cent in the second quarter of 2011 to 15,8 per cent in the third quarter of 2011. Dividend payments increased robustly in the third quarter of 2011 combined with a more sedate rise in tax payments. The total gross operating surplus increased from the second to the third quarter of 2011, which was in line with the depreciation in the external value of the rand which boosted the export earnings of certain sectors. The average savings ratio for the first nine months of 2011 was lower than 2010 as it registered 16 per cent compared with 17,1 per cent in the calendar year 2010.

Gross saving

Quarterly Bulletin December 2011

The dissaving by general government continued at an accelerated pace, worsening the ratio from 1,2 per cent in the second quarter of 2011 to 1,6 per cent in the third quarter. General government started to dissave in 2009 as a result of current expenditure outpacing income, with this trend continuing unabatedly thereafter. An increase in government consumption expenditure, a moderation in value-added tax income and continued high transfer payments to households contributed materially to government’s dissaving in the third quarter of 2011.

The gross savings ratio of households improved marginally from 1,6 per cent in the second quarter to 1,7 per cent in the third quarter of 2011. The continuous growth in disposable income during 2010 and 2011 provided a solid base for the improved household savings ratio, allowing it to remain above 1,5 per cent since 2009.

Employment

Worsening economic conditions internationally, combined with lacklustre growth domestically, have suppressed the pace of employment gains in recent quarters following a period of outright employment losses in 2009. Acting in a countercyclical fashion, employment creation in the public sector has contributed meaningfully to mitigate the effects of the deterioration in employment prospects since the onset of recessionary conditions in 2008.

According to the Quarterly Employment Statistics (QES) survey conducted by Statistics South Africa (Stats SA), enterprise-surveyed formal non-agricultural employment decreased by some 377_000 persons from a recent peak level in the third quarter of 2008 to the first quarter of 2010. Discouragingly, the economy only regained an estimated 201_000 jobs in the subsequent period to the second quarter of 2011, of which 53 per cent were created in the public sector. According to the Rand Merchant Bank (RMB)/Bureau for Economic Research at Stellenbosch University (BER) Business Confidence Index, business confidence deteriorated further in the third quarter of 2011, which does not augur well for private-sector employment prospects in coming months.

Employment in the formal non-agricultural sector

Focusing on most recent employment statistics, the QES indicates that formal non-agricultural employment increased at an annualised rate of 0,3 per cent in the second quarter of 2011, or by 6_000 new employment opportunities, raising the level of formal non-agricultural employment to 8,3 million. Despite its insignificant magnitude, this increase has extended the most recent uninterrupted period of employment growth to five quarters. Of significance is the fact that this

Quarterly Bulletin December 2011

increase resulted in full from employment gains in the private sector, since public-sector employment numbers fell back from a temporary-worker-induced employment high in the first quarter of 2011. These temporary workers assisted in the municipal elections at the time. In fact, public-sector employment numbers decreased at an annualised rate of 4,0 per cent in the second quarter of 2011, while private-sector employment increased at an annualised rate of 1,7 per cent. This rate of increase in private-sector employment was broadly the same as in the preceding two quarters, suggesting sustained, albeit fairly subdued, momentum.

Formal non-agricultural employment in selected sectors

Employment gains in the private sector during the second quarter of 2011 were fairly broad-based, with annualised job gains recorded in the construction sector amounting to (6,9 per cent), the electricity-generation sector (3,6 per cent); the non-gold mining sector (2,4 per cent); the trade, catering and accommodation services sector (1,9 per cent); the finance, insurance, real-estate and business services sector (3,8 per cent); and the community, social and personal services sector (0,7 per cent). These employment increases were, however, countered somewhat by employment losses in the transport, storage and communication services sector (2,0 per cent); the gold-mining sector (4,4 per cent); and the manufacturing sector (2,2 per cent).

Employment losses in the second quarter of 2011 in the manufacturing sector occurred alongside a contraction in production in that sector. Strike activity early in the third quarter and sustained weakness of the Kagiso Purchasing Managers Index (PMI) employment sub-index which, in October 2011, recorded a value below the neutral level of 50 for the eighth consecutive month, suggest a continuation of the subdued employment prospects in the manufacturing sector.

Employment gains in the mining sector since the fourth quarter of 2009 have occurred predominantly in the non-gold mining industry, indicative of relatively strong demand for South African commodities within an environment of elevated commodity prices. Employment numbers in the non-gold mining sector consequently increased steadily throughout 2010 and into 2011. By contrast, employment numbers in the gold-mining sector decreased further in the second quarter of 2011, consistent with the labour paring taking place almost continuously since the fourth quarter of 2008 as prospects in this sector dwindled, given the greater depths of extraction and higher extraction costs.

Quarterly Bulletin December 2011

Change in enterprise-surveyed formal non-agricultural employment

	Quarterly changes				Percentage change over four quarters to second quarte rof 2011
Sector	2010		2011
	3rd qr	4th qr	1st qr	2nd qr	Number	Per cent
Mining	4 700	2 300	10 700	500	18 200	3,7
Gold mining	-3 200	-3 200	700	-1 700	-7 400	-4,7
Non-gold mining	7 900	5 500	10 000	2 200	25 600	6,9
Manufacturing	-11 100	3 700	-3 600	-6 300	-17 300	-1,6
Electricity supply	800	900	100	500	2 400	4,6
Construction	-2 700	-7 900	7 900	6 900	4 200	-3,5
Trade, catering and accommodation services	14 800	-500	-2 800	8 000	19 400	1,1
Transport, storage and communication	-4 000	2 200	-700	-1 300	-3 800	-0,4
Finance, insurance, real-estate and business services	7 800	19 800	9 200	17 100	53 800	1,4
Community, social and personal services	-1 700	8 600	2 000	700	9 700	1,6
Total private sector	8 600	29 200	22 700	26 100	86 500	0,5
National, provincial and local government	8 900	17 400	14 800	34 200	75 300	3,3
Public-sector enterprises	-600	8 900	55 900	-54 500	9 700	3,5
Total public sector	8 300	26 300	70 700	-20 400	84 900	3,3
Grand total	17 000	55 500	93 300	5 700	171 500	1,2
Seasonally adjusted
Numbers may not add up due to rounding

The creation of additional capacity to meet increased future electricity demand contributed to a steady increase in employment numbers in the electricity, gas and water sector during the past year. The pace of employment increase in this sector moderated somewhat in the first quarter of 2011, before accelerating again in the second quarter.

Rising labour productivity in the trade, catering and accommodation services sector was reflected in relatively subdued growth in employment despite brisk production advances in this sector in recent quarters. In the second quarter of 2011 employment in this sector rose at an annualised rate of 1,9 per cent. Despite the significant slowdown in both global and domestic economic growth since the first quarter of 2011, growth in real sales has remained sturdy in recent months, consistent with further gains in employment in the trade sector.

Real output and formal employment in the trade, catering and accommodation services sector

Quarterly Bulletin December 2011

Following a two-year period of uninterrupted labour paring in the construction sector amid depressed conditions in this sector, the number of employees picked up meaningfully during both the first and second quarters of 2011 at annualised rates of 8,1 per cent and 6,9 per cent respectively. Near-term prospects in this sector continued to be clouded by constrained credit conditions – despite the low interest rate environment – and an oversupply in certain segments of the market. This assessment is corroborated by the Building Confidence Index of First National Bank (FNB) and the BER which remained at low levels during the past three quarters to the third quarter of 2011.

A further indication of some improvement in employment prospects emanate from the household-based Quarterly Labour Force Survey (QLFS) of Stats SA, indicating that the official unemployment rate in the country improved somewhat to 25,0 per cent in the third quarter of 2011 from 25,7 per cent in the second quarter and 25,3 per cent in the same quarter of the previous year.3 These rates of unemployment remained significantly in excess of the recent low of 21,0 per cent recorded in the fourth quarter of 2007, following the upward phase in the business cycle lasting from September 1999 to November 2007. Comparing the third quarter of 2011 with the same quarter in the previous year, total employment (inclusive of the agricultural sector) increased by some 343 000 persons.

Labour cost and productivity

Following a three-year period of double-digit increases in nominal remuneration per worker in the formal non-agricultural sector, this rate of increase decelerated markedly to 6,4 per cent in the year to the first quarter of 2011 and to 7,4 per cent in the year to the second quarter. Notwithstanding this deceleration in nominal wage growth, in the second quarter double-digit rates of increase persisted in the gold-mining sector, and the private transport, storage and communication sector, while brisk increases were also registered in the manufacturing sector (9,6 per cent) and the non-gold mining sector (8,6 per cent).4 What was also noteworthy was the persistent increase in nominal remuneration per worker in the national departments of the public sector at rates that were generally well in excess of 10 per cent during the past two years, and came to 11,3 per cent in the year to the second quarter of 2011. Year-on-year increases in average nominal remuneration per worker in the private sector amounted to 7,4 per cent in the second quarter of 2011, while that in the public sector amounted to 6,8 per cent.

According to the Wage Settlement Survey conducted by Andrew Levy Employment Publications, the average wage settlement rate amounted to 8,2 per cent in 2010. This rate moderated to 7,7 per cent in the first nine months of 2011, but was slightly higher than the settlement rate of 7,5 per cent during the first half of the year. The number of working days lost to industrial action fell steeply from 14,3 million during the first nine months of 2010 – a level recorded largely on account of strike activity in the public service – to 5,4 million during the same period in 2011.

Labour productivity increases in the formal non-agricultural sector of the economy decelerated to 1,1 per cent in the year to the second quarter of 2011 from 4,9 per cent in the first quarter of 2010. The deceleration in labour productivity growth occurred alongside employment increases taking place during this period; the employment of additional workers is often initially associated with a slowdown in productivity until their contribution to production is optimised. A sectoral analysis of labour productivity changes in the year to the second quarter of 2011 shows a wide dispersion of rates of outcome between sectors. Accordingly, while for example labour productivity decreased at a year-on-year rate of 2,2 per cent in the electricity-generation sector in the second quarter of 2011, it increased by 4,9 per cent in the mining sector.

Assisted by the deceleration in the rate of increase in nominal remuneration per worker during recent quarters, amid waning productivity increases, nominal unit labour cost increases, when measured over four-quarter periods, decelerated meaningfully to 5,2 per cent in the first quarter of 2011. This rate of increase accelerated to 6,3 per cent in the second quarter of 2011 as nominal wage increases occurred at a faster pace. Year-on-year increases in nominal unit labour cost in the manufacturing sector also accelerated from the first quarter of 2011 to the second quarter, that is, from 3,9 to 7,0 per cent. This acceleration occurred despite the deceleration in nominal

Quarterly Bulletin December 2011

wage growth in this sector, indicating the cost-raising effects of weaker labour productivity outcomes. Notwithstanding the general moderation in rates of increase during 2011, the most recent acceleration in nominal unit labour cost is disconcerting from an inflation perspective.

Nominal remuneration per worker, labour productivity and unit labour cost in the formal non-agricultural sector

Prices

Price inflation maintained its rising trajectory in 2011. From a low of 5,5 per cent in January 2011, year-on-year producer price inflation for domestic output accelerated to 10,6 per cent in October. A primary driver of the acceleration in producer price inflation was the price of imported commodities, especially in the category for mining and quarrying. Year-on-year headline consumer price inflation accelerated from a low of 3,2 per cent in September 2010 to 6,0 per cent in October 2011, remaining within the inflation target range of 3 to 6 per cent for 21 consecutive months after entering it in February 2010. The main drivers of the upward trend in consumer price inflation were food and transport prices.

Domestic producer price inflation accelerated notably on account of higher commodity prices in the mining and quarrying category, more specifically of products of petroleum and coal. Twelve-month producer price inflation in the mining and quarrying category accelerated to 17,0 per cent in October 2011, while the prices of products of petroleum and coal increased by 29,7 per cent over the same period. Electricity prices rose by 23,0 per cent in the twelve months to October 2011. Producer food price changes turned around in February 2011 when inflation re-emerged following a nineteen-month period of deflation, accelerating in ensuing months to a year-on-year rate of 10,0 per cent in October.

Quarterly Bulletin December 2011

Year-on-year imported producer price inflation accelerated from 2,5 per cent in January 2011 to 12,4 per cent in October, while producer price inflation for exported commodities accelerated from 6,2 per cent to 11,0 per cent over the same period. The significant rand weakness in September and October 2011 had a bearing on imported producer price inflation, although the subsequent partial recovery of the exchange rate of the rand softened this effect. Imported crude oil prices trended higher over the past year and recently recorded record levels in rand terms, despite global Brent crude oil prices remaining fairly stable in recent months.

Consumer price inflation

The acceleration in headline CPI inflation from September 2010 resulted mainly from pronounced increases in the prices of consumer goods. Year-on-year consumer goods price inflation moderated to below the lower limit of the inflation target range in the second half of 2010, before accelerating to within the inflation target range in March 2011 and breached the upper limit of the inflation target range in October, when it amounted to 6,5 per cent.

Consumer goods price inflation

Quarterly Bulletin December 2011

The acceleration in consumer goods price increases were driven by a meaningful increase in non-durable goods price inflation which almost tripled from a twelve-month rate of 3,7 per cent in September 2010 to 11,0 per cent in October 2011. Within the consumer goods basket, the prices of the food and non-alcoholic beverages and the housing and utilities categories advanced at rates above the upper limit of the inflation target range, respectively amounting to 10,6 per cent and 6,7 per cent in October 2011. Within the housing and utilities category, the prices of electricity and other fuels increased at a year-on-year rate of 17,3 per cent in October 2011.

Twelve-month headline consumer services price inflation receded to within the inflation target range in July 2010 and in subsequent months moderated further to a low of 4,5 per cent in February 2011, before accelerating to a rate of 5,5 per cent in October. Within the consumer services basket, the transport, education and health categories increased at rates above the upper limit of the inflation target range, amounting to 9,8 per cent, 8,6 per cent and 6,7 per cent respectively in October 2011.

Total producer food price changes reverted from a period of deflation lasting nineteen months to inflation from February 2011 onwards and amounted to a year-on-year rate of 10,0 per cent in October. After 26 consecutive months of deflation, prices of food at the agricultural level also switched to inflation and accelerated markedly to 11,9 per cent in the year to October 2011. At the manufactured level, year-on-year producer food price inflation amounted to 9,0 per cent in October 2011.

Year-on-year consumer food price inflation accelerated notably throughout 2011, as higher food prices at the producer level impacted adversely on prices at the consumer level; by October 2011 consumer food price inflation amounted to 11,0 per cent. The twelve-month rate of increase in the consumer prices of unprocessed food amounted to 11,5 per cent in October 2011, and that of processed food to 10,3 per cent.

Food price inflation

Excluding the impact of the more volatile food and petrol prices from the calculation of targeted headline consumer price inflation, underlying year-on-year inflation decelerated to 3,4 per cent in February and March 2011, before levelling off at 4,2 per cent in October. Excluding energy prices (predominantly electricity) from the calculation of headline CPI inflation as well, this inflation measure decelerated to 3,0 per cent in the year to March 2011, before it accelerated to 3,8 per cent in August, September and October 2011.

Quarterly Bulletin December 2011

Underlying measures of consumer price inflation

Based on the classification of individual consumption by purpose (COICOP) categories, underlying inflationary pressures remained reasonably restrained in the economy. The twelve-month rate of increase in five of the twelve categories exceeded the upper limit of the inflation target range of 6 per cent in October 2011. Of the remaining categories, four recorded price increases within the inflation target range, while three categories registered rates of increase below the lower limit of the inflation target range.

The five categories that increased at rates above 6 per cent in October 2011 and collectively account for almost 65 per cent of the consumer price basket, are food and non-alcoholic beverages, education, housing and utilities, transport as well as alcoholic beverages and tobacco. The four categories that increased at rates between 3 and 6 per cent in October 2011 have a combined weight of 21,9 per cent, while the three categories that increased at rates below the lower limit of the inflation target range have a combined weight of 13,3 per cent in the total index.

Headline CPI inflation in COICOP categories

Percentage changes over twelve months

	Weights	October 2011
Food and non-alcoholic beverages	15,68	10,6
Education	2,19	8,6
Housing and utilities	22,56	6,7
Transport	18,80	6,7
Alcoholic beverages and tobacco	5,58	6,1
Restaurants and hotels	2,78	5,7
Health	1,47	5,4
Miscellaneous goods and services	13,56	5,0
Clothing and footwear	4,11	3,5
Household content, maintenance and equipment	5,86	2,2
Recreation and culture	4,19	-1,3
Communication	3,22	-1,7
Total headline CPI	100,00	6,0

Quarterly Bulletin December 2011

Despite headline consumer price inflation remaining within the inflation target range, administered price inflation continued to register rates well above the upper limit of 6 per cent of the inflation target range, with some categories even increasing at double-digit rates in the first ten months of 2011. Twelve-month administered price inflation amounted to 13,3 per cent in October 2011, marking the twenty-third consecutive month that administered price increases have been above 6 per cent. During this prolonged period of elevated administered price inflation, domestic petrol prices rose by 285 cents per litre. When the effect of petrol prices is excluded from the calculation of administered prices, inflation remained at 9,3 per cent between May and July 2011, before moderating to 8,8 per cent in August, September and October. Excluding electricity prices as well, the rate of increase in administered prices amounted to 6,4 per cent in the year to October 2011.

Headline consumer price inflation expectations

Per cent, as surveyed in the third quarter of 2011

Average inflation expected for:	Financial analysts	Business representatives	Trade union representatives	All surveyed participants
2011	5,1	5,6	5,7	5,5
2012	5,7	6,1	6,0	5,9
2013	5,5	6,3	5,9	5,9

Source: Bureau for Economic Research, Stellenbosch University

The average inflation expectation for 2011, as reflected in the Inflation Expectations Survey conducted by the BER increased from 5,3 per cent in the second quarter of 2011 to 5,5 per cent in the third quarter. Inflation estimates for 2012 picked up for the second consecutive quarter. Respondents adjusted their projections upwards by 0,1 of a percentage point to 5,9 per cent. Average headline consumer price inflation was expected to remain at 5,9 per cent in 2013. This was marginally higher than the previous projection of 5,8 per cent. Headline inflation was estimated to accelerate over the forecast period, but remain within the 3 to 6 per cent target band. Annual average inflation was therefore expected to accelerate from 4,3 per cent in 2010 to 5,5 per cent in 2011, before rising to 5,9 per cent in 2012 and remaining at this level in 2013. Households kept their inflation forecasts for 2011 unchanged at 6,1 per cent during the third quarter of 2011.

Quarterly Bulletin December 2011

Foreign trade and payments

International economic developments

After moderating to approximately 2,7 per cent in the second quarter of 2011, global economic growth edged higher to an estimated annualised rate of around 3,7 per cent in the third quarter. The faster pace of increase in global economic activity was largely due to stronger growth in advanced economies. High-frequency information, however, suggests that global growth has faltered somewhat in recent months.

According to the September 2011 International Monetary Fund (IMF) World Economic Outlook (WEO), global growth projections were downgraded to 4 per cent in both 2011 and 2012, respectively 0,3 percentage points and 0,5 percentage points lower than earlier estimates. Forecasts of real output growth in sub-Saharan Africa were revised marginally downwards to 5,2 per cent and 5,8 per cent in 2011 and 2012 respectively. According to the IMF, the downside risks to the global growth outlook increased significantly since the previous projections in June 2011 and included the weak sovereigns and banks in a number of advanced economies, insufficiently strong policies to address the legacy of the crisis in major advanced economies, vulnerabilities in a number of emerging economies, volatile commodity prices and ongoing geopolitical tensions.

Real output growth in the United States (US) rebounded to an annualised 2,0 per cent in the third quarter of 2011, despite the downgrading of the US sovereign credit rating and the negative impact of the European sovereign debt crisis. The acceleration of growth in the third quarter mainly reflected positive contributions from personal consumption expenditure, non-residential fixed investment, exports and federal government spending. The latest readings of the Chicago Federal Reserve Bank National Activity Index suggest that economic growth in the US is below its historical trend, but do not signal a recession. The unemployment rate declined marginally to 9 per cent in October 2011, as 80 000 employment opportunities were created.

Economic activity in Japan rebounded strongly to annualised growth of 6 per cent in the third quarter of 2011 as the unwinding of the supply-side constraints progressed faster than originally anticipated, and production and exports were restored to levels registered prior to the earthquake. Growth was supported by reconstruction-related demand such as public investment, business fixed investment, housing investment and purchases of durable consumer goods. The unemployment rate in Japan, however, surged in October 2011 as the slowdown in global demand and the appreciation of the yen had an adverse effect on the economy.

After slowing in the second quarter of 2011, real output growth in the euro area remained weak at 0,6 per cent in the third quarter. The growth momentum in the euro area was dampened by sluggish consumer spending and a slowdown in investment activity due to the negative implications of the European sovereign debt crisis. The eurozone purchasing managers composite output index fell to a 28-month low in October 2011, signalling that the economy could contract in the fourth quarter of 2011. The agreement reached towards the end of October 2011 by the European Union (EU) leaders on a comprehensive package of measures to deal with the Greek sovereign debt crisis managed to calm global financial markets until the Greek government unexpectedly called for a referendum in 2012 before implementing the austerity measures. The Greek government, however, abandoned its referendum plans after the opposition party promised to support the €130 billion bail-out package from the EU, European Central Bank (ECB) and the IMF.

Although the growth momentum moderated in the second quarter of 2011, real output in emerging economies still expanded at a solid pace, continuing into the third quarter, according to preliminary estimates. Emerging economies still remain the main driver of global growth, despite meaningful contributions from advanced economies. China registered growth of almost 8 per cent in the third quarter of 2011, but the HSBC flash Purchasing Managers’ Index declined sharply in November 2011. The latest reading was the lowest since March 2009 and suggested that manufacturing contracted during the month, raising concerns that the growth momentum in China is slowing.

Quarterly Bulletin December 2011

After reaching an almost three-year high in April 2011, Brent crude oil prices declined to around US$112 per barrel during the third quarter of 2011 on concerns about the European sovereign debt crisis and the outlook for economic activity. The average crude oil price remained above US$110 per barrel in October 2011, buoyed by an unexpectedly large decline in US crude oil stocks and positive US economic data. However, oil prices continued to trend downwards in November as the euro area debt crisis clouded expectations of economic growth and oil consumption, negating tensions over Iran’s nuclear programme and political turmoil in Egypt and Syria threatening oil supply in the Middle East. By late November futures contracts for the first and second quarters of 2012 were trading around US$107 per barrel. The backwardation in crude oil futures prices widened recently as the market was concerned about low inventories and tight oil supply ahead of the northern hemisphere winter heating season.

Brent crude oil prices

During the third quarter of 2011, global oil demand was 0,9 per cent higher than in the same quarter a year earlier. Oil demand in China and India declined during the third quarter, while it rose in Japan, Brazil, Russia and the US. The oil supply of the Organization of the Petroleum Exporting Countries (OPEC) rose in the third quarter of 2011, driven by higher output in Saudi Arabia, Kuwait and Angola, while output declined in Iran, Libya and Ecuador. The International Energy Agency (IEA) has recently lowered its forecasts for global oil demand in 2011 and 2012 as the economic recovery loses momentum. The downward revision was based on lower-than-expected third-quarter growth results in countries outside the Organisation for Economic Co-operation and Development (OECD) and downward adjustments to global economic growth projections.

Surging energy and food prices, as well as higher value-added taxes resulted in headline inflation rising in most advanced economies from mid-2010. According to the September 2011 IMF WEO, projections for inflation in advanced economies have been left unchanged at 2,6 per cent in 2011 and revised downwards by 0,3 percentage points to 1,4 per cent in 2012. Projections for inflation in emerging and developing economies have been revised upwards by 0,6 percentage points to 7,5 per cent in 2011 and by 0,3 percentage points to 5,9 per cent in 2012.

Annual consumer price inflation in the US accelerated further in the third quarter of 2011 and peaked at 3,9 per cent in September 2011. Core inflation was also higher during the quarter. After registering moderate year-on-year increases in the consumer price index in July and August 2011, Japan’s consumer price inflation came to zero in September and declined in October. Consumer prices excluding fresh food, however, turned positive in the third quarter of 2011 before contracting in October. After moderating at the beginning of the third quarter, annual euro area Harmonised Index of Consumer Prices and core inflation increased sharply, reaching 3 per cent and 2 per cent respectively in September 2011.

Quarterly Bulletin December 2011

Consumer price inflation accelerated across emerging economies in the third quarter of 2011. In Latin America, Venezuela, Argentina and Brazil registered inflation rates in October 2011 of 27,7 per cent, 9,7 per cent and 7,0 per cent respectively. In emerging Asia, consumer price inflation remained elevated in China and India. Consumer price inflation in emerging Europe moderated in the third quarter of 2011 due to lower food prices, but started rising again in October 2011, especially in Turkey.

Monetary policy has remained very accommodative in most advanced economies with policy rates at, or close to, historically low levels. In early November 2011 the ECB decided to reduce the main refinancing rate by 25 basis points to 1,25 per cent, following two 25-basis-point increases earlier this year. The Bank of Japan kept the target for its key interest rate unchanged since October 2010, but enhanced monetary easing by increasing its Asset Purchase Programme by 10 trillion yen in August 2011 and by 5 trillion yen in October. The Bank of England increased the stock of asset purchases financed by the issuance of central bank reserves by £75 billion to £275 billion in October 2011. In November 2011 the US Federal Open Market Committee (FOMC) decided to keep the federal funds rate unchanged. On 30 November 2011 the FOMC and a number of other central banks in advanced countries announced co-ordinated actions to lower the pricing of the US dollar liquidity swap arrangements by 50 basis points to provide liquidity support to the global financial system.

Policy rates in most emerging economies were left unchanged in recent months. The central banks of Brazil, Indonesia and Israel lowered interest rates due to concerns about the European sovereign debt crisis. The Bank of China also eased monetary policy by lowering the reserve ratio for major banks by 50 basis points. Some other central banks, however, increased their policy rates. The Reserve Bank of India continued to tighten monetary policy as inflation remains persistently high, while the Central Bank of Hungary raised its base rate to protect the forint after the country’s credit rating was downgraded. Most African central banks continued with their accommodative monetary policy stances. However, the central banks of Kenya, Uganda and Nigeria have recently increased their policy rates by 550, 300 and 275 basis points, respectively.

Current account5

South Africa’s trade surplus with the rest of the world shrank consistently during the first three quarters of 2011 but, nevertheless, remained fairly resilient in an environment of moderating global economic activity. The surplus on the trade account narrowed from R26,8 billion in the second quarter of 2011 to R18,1 billion in the third quarter affected, inter alia, by the uneven economic recovery in some of the main trading-partner countries. The moderate increase in export volumes in the third quarter of 2011 was accompanied by a firm pickup in domestic demand for imported capital, intermediate and consumer goods. Relative to gross domestic product, South Africa’s trade surplus decreased from 0,9 per cent in the second quarter of 2011 to 0,6 per cent in the third quarter.

Balance of payments on current account

Seasonally adjusted and annualised

R billions

	2010			2011
	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Merchandise exports	576,1	598,6	565,9	643,2	653,0	674,4
Net gold exports	60,8	64,1	59,5	62,0	70,1	83,1
Merchandise imports	-612,1	-601,1	-598,2	-670,3	-696,3	-739,4
Trade balance	24,8	61,6	27,2	34,9	26,8	18,1

Net service, income and current transfer payments	-113,6	-103,0	-102,2	-110,6	-110,4	-132,7
Balance on current account	-88,8	-41,4	-75,0	-75,7	-83,6	-114,6
As a percentage of gross domestic product	-3,3	-1,5	-2,8	-2,6	-2,9	-3,8

Quarterly Bulletin December 2011

Simultaneously, the shortfall on the services, income and current transfer account with the rest of the world widened notably, mainly due to exceptionally large dividend payments to nonresident investors. As a result, the deficit on the current account of the balance of payments as a ratio of gross domestic product widened from 2,9 per cent in the second quarter of 2011 to 3,8 per cent in the third quarter.

Balance on current account

The widespread moderation in economic activity in especially Europe adversely affected many export-driven economies. Notwithstanding these developments, South Africa’s merchandise export volumes, underpinned by, in particular, firm demand from Asia and Africa, increased albeit at a slower pace by 1,0 per cent in the third quarter of 2011. Relative to real gross domestic product, the ratio of real merchandise exports advanced marginally from 18,7 per cent in the second quarter of 2011 to 18,8 per cent in the third quarter.

A breakdown of merchandise exports by continent of destination revealed that the value of manufactured goods exported to Asia and Africa had increased unabatedly during the third quarter of 2011, while export growth to Europe and America remained fairly lacklustre from the second to the third quarter of 2011, consistent with the generally weak economic conditions in these economies. The restocking of coal inventories by Chinese power utilities in anticipation of increased demand for energy during the winter months in the northern hemisphere contributed materially to the larger quantity of coal exported to Asia in the third quarter of 2011.

The marked depreciation in the external value of the rand during September 2011 more than neutralised the marginal decline in international prices of a basket of South African non-gold mining exports, raising the rand price of merchandise exports by 2,2 per cent in the third quarter of 2011. The total value of merchandise exports accordingly increased by 3,3 per cent in the third quarter of 2011 following an increase of 1,5 per cent in the preceding quarter.

While some other international commodity prices declined in the third quarter of 2011, the gold price continued to benefit from increased demand from investors, including several central banks, amid heightened uncertainty and volatility in global financial markets related to the impact of the sovereign debt crisis in Europe and the sustainability of the economic recovery in some advanced economies. The average fixing price of gold on the London market rose from US$1 506 per fine ounce in the second quarter of 2011 to US$1 702 per fine ounce in the third quarter, after peaking at US$1 896 per fine ounce in early September. However, due to profit-taking, the dollar price of gold receded to a still-high average of US$1 667 per fine ounce in October 2011.

Quarterly Bulletin December 2011

South African exports to the main continents

Despite the strong demand for gold, the physical quantity of gold exports from South Africa receded marginally in the third quarter of 2011 as the secular decline in gold production continued. Underpinned by the depreciation in the exchange rate of the rand, the realised rand price of gold exports firmed by 19,2 per cent in the third quarter, securing an increase of no less than 18,6 per cent in gold export proceeds over the period.

Consistent with the steady increase in domestic demand, the volume of merchandise imports into South Africa increased at a firm pace of 4,6 per cent in the third quarter of 2011. This pace of increase in import volumes was not only much faster than in the preceding quarters, but also surpassed the growth in export volumes by a substantial margin. The higher volume of imported goods in the third quarter was primarily buoyed by firm consumer demand and increased spending on capital equipment – the level of non-oil imports in the third quarter of 2011 roughly matched the level of similar imports in 2008, before the Lehman crisis. By contrast, the volume of crude oil imports declined in the third quarter of 2011 as some of the oil refineries were closed for scheduled maintenance work. Consequently, South Africa’s import penetration ratio rose from 23,1 per cent in the second quarter of 2011 to 23,9 per cent in the third quarter, an indication of an increased proportion of domestic demand being satisfied by imports.

In rand terms, import prices rose by 1,5 per cent in the third quarter of 2011, driven higher by a marginal increase in local currency prices in South Africa’s main trading-partner countries and a decline in the external value of the rand since September 2011. The dollar price of oil decreased somewhat over the period. The value of merchandise imports accordingly rose by 6,2 per cent in the third quarter of 2011; in the first three quarters of 2011 the value of imported goods exceeded import values in the corresponding period of 2010 by roughly 17 per cent.

The shortfall on the services, income and current transfer account with the rest of the world widened considerably in the third quarter of 2011 on account of a substantial increase in dividends accruing to foreign shareholders. Relative to gross domestic product, the deficit on the services, income and current transfer account rose from 3,8 per cent in the second quarter of 2011 to 4,5 per cent in the third quarter.

Quarterly Bulletin December 2011

Real imports and exports of goods

While it is quite normal for companies to declare sizeable dividends during periods of above-average economic growth, the magnitude of gross dividend allotments during the third quarter of 2011 was somewhat unexpected and contrary to the subdued domestic economic performance. To some extent it reflected the relatively high international commodity prices, which continued to support company profits. The higher dividend payments emanated mainly from unlisted companies that occasionally award dividend returns to shareholders that are not well tuned to the phase of the domestic business cycle. In addition, pronounced increases were also registered in dividend payments by partially foreign-owned listed companies on the JSE Limited.

Proportion of dividend declarations abroad

Quarterly Bulletin December 2011

As a result, dividend payments increased by almost 33 per cent in the first three quarters of 2011 compared with the corresponding period of 2010; in 2007 when economic activity flourished, dividend payments rose by 77 per cent.

The impact of elevated dividend payments to foreign investors was partially neutralised by an increase in travel receipts and a simultaneous decline in tourism expenditure by South African residents who travelled abroad in the third quarter. Travel receipts in the first three quarters of 2011 were, however, still marginally below the amount spent by foreign visitors in South Africa during the corresponding period of 2010, which spanned the hosting of the 2010 FIFA World Cup™ tournament. Gross payments in the category “other services” increased further in the third quarter of 2011, reflecting primarily payments to non-residents for the rendering of technical services associated with infrastructural spending. This increase was, nonetheless, partly neutralised by a surge in receipts from non-residents for the provision of financial and related services.

South Africa’s terms of trade improved in the third quarter of 2011 after having deteriorated in the first half of the year. Although the depreciation of the rand lifted the rand prices of both merchandise imports and exports in the third quarter of 2011, the price of exported goods increased at a faster pace, buoyed by higher international commodity prices as gold in particular recorded a sterling performance.

Financial account

Capital flows to emerging-market economies continued to be affected by concerns about the sovereign debt crisis in Europe, possible negative spillovers to the rest of the world and prospects of weaker global economic growth. The fragility of global financial markets in the third quarter of 2011 was reinforced by a rating agency’s downgrading of the sovereign debt of the US, Japan and Italy. The deterioration in the outlook for advanced economies raised global risk aversion and somewhat counterintuitively the demand for assets, including government-guaranteed bonds, originating in some of those same economies. Consistent with developments in other developing economies, international investors consequently reduced their holdings of South African portfolio assets during the third quarter of 2011. Despite these developments, the inflow of foreign direct investment capital into the country was sustained, albeit at a slower pace. South Africa also recorded a net inflow of other investment capital into the country primarily in the form of loan financing. Against this background, the country recorded net capital inflows on the financial account of the balance of payments to the value of R33,9 billion in the third quarter of 2011 compared with an inflow of R23,4 billion registered in the second quarter.

Net financial transactions not related to reserves

R billions

	2010			2011
	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Change in liabilities
Direct investment	0,6	2,3	9,0	5,2	15,4	2,8
Portfolio investment	45,8	-10,4	107,9	20,8	35,1	-21,4
Other investment	12,2	13,2	7,9	-0,9	13,9	11,5
Change in assets
Direct investment	-6,6	9,4	0,6	-12,7	-1,6	12,9
Portfolio investment	-11,5	-11,4	-33,5	-21,1	-10,5	-9,9
Other investment	-8,7	-19,9	-22,1	33,5	-17,0	8,7
Total financial transactions*	29,5	2,6	106,0	53,1	23,4	33,9
As a percentage of gross domesticproduct	4,3	0,4	4,0	7,4	3,2	4,5

*	Including unrecorded transactions

Quarterly Bulletin December 2011

Foreign-owned assets in South Africa

Inward direct investment into South Africa increased further by R2,8 billion in the third quarter of 2011 as foreign investors increased their equity stake in existing direct investment entities and despite a capital reduction by non-resident investors. Cumulatively, foreign direct investment into the country amounted to R23,4 billion in the first three quarters of 2011.

Despite the recent upgrade of the credit ratings of emerging-market economies, global investors exchanged their holdings of developing-country assets for more familiar treasury assets of advanced economies. In South Africa a net reduction (outflow) of portfolio investment liabilities to the value of R21,4 billion was registered during the third quarter of 2011. The net sales of equity investment over the period furthermore reflected foreign investors’ response to lower-than-expected domestic economic growth in the second quarter of 2011. Foreign investors’ appetite for domestic debt securities was affected by the rising rate of domestic inflation and probability of higher yields in the near future. The net outflow of portfolio capital in the third quarter of 2011 was preceded by a firm inflow during the first half of the year.

Other foreign investment into South Africa recorded a capital inflow in the third quarter of 2011: R11,5 billion in the third quarter of 2011 compared with an inflow of R13,9 billion registered in the second quarter. In the third quarter foreign creditors increased the extension of loans to the domestic banking and non-banking private sectors. These capital inflows were partly offset by the withdrawal of non-residents’ foreign currency deposits with the domestic banking sector.

Portfolio liabilities: Investment flows

South African-owned assets abroad

Direct investment abroad by South African companies changed from an outflow of R1,6 billion in the second quarter of 2011 to an inflow of R12,9 billion in the third quarter as domestic companies sold part of their equity holdings in offshore entities in the wholesale and retail trade, manufacturing, as well as the mining sectors.

Quarterly Bulletin December 2011

South African institutional and individual investors continued to accumulate foreign equity and debt securities as part of their asset diversification strategies in the third quarter of 2011 despite the prevailing uncertainty in the global financial markets. Portfolio investment abroad increased by R9,9 billion in the third quarter of 2011 compared with investment of R10,5 billion in the second quarter.

Other offshore foreign investment abroad switched from an outflow of R17,0 billion in the second quarter of 2011 to an inflow of R8,7 billion in the third quarter. These capital inflows mainly reflected the redemption of short-term loan financing previously extended by the domestic banking sector to non-residents.

Foreign debt

South Africa’s external debt advanced from US$108,3 billion at the end of the first quarter of 2011 to US$114,7 billion at the end of the second quarter. The increase in outstanding foreign debt reflected an increase in both foreign currency and rand-denominated external debt. The higher level of foreign currency-denominated debt commitments mainly resulted from an increase in non-resident investors’ foreign currency deposits with the South African banking sector, an increase in long-term foreign currency loans granted to public corporations and bond issues by the domestic banking sector abroad. At the same time, the increase in the country’s rand-denominated debt reflected the acquisition of domestic bonds by non-residents and long-term foreign financing obtained by parastatal companies. Part of the increase in rand-denominated liabilities was neutralised by the redemption of loans by the private and banking sectors over the period. From the end of June 2010 to the end of June 2011 South Africa’s external debt rose by US$30,1 billion, representing an increase of 35,7 per cent.

In rand terms, South Africa’s external debt increased by R43 billion from R735 billion at the end of the first quarter of 2011 to R778 billion at the end of the second quarter.

South Africa’s external debt

US$ billions at end of period

	2010			2011
	2nd qr	3rd qr	4th qr	1st qr	2nd qr
Foreign currency-denominated debt	40,9	43,5	45,2	49,8	53,5
Bearer bonds	16,0	17,0	16,5	21,1	22,2
Public sector	5,5	6,1	6,5	7,1	7,8
Monetary sector	8,3	9,1	10,3	9,0	11,0
Non-monetary private sector	11,1	11,3	11,9	12,6	12,5
Rand-denominated debt	43,7	55,5	59,2	58,5	61,2
Bonds	15,2	22,7	24,6	24,6	29,7
Other	28,5	32,8	34,6	33,9	31,5
Total foreign debt	84,6	99,0	104,4	108,3	114,7
As a percentage of gross domestic product	25,6	28,6	28,7	28,3	28,5
As a percentage of total export earnings	90,8	100,2	100,3	98,4	98,4

As a result of favourable economic indicators, the sovereign rating outcome of most emerging- market economies remained positive with a change in outlook for some. The table on the next page illustrates recent changes in the sovereign credit ratings of a number of countries by various credit rating agencies.

Although South Africa’s sovereign credit rating had not changed recently, Standard & Poor’s (S&P) and Fitch rating agencies changed the outlook from negative to stable at a rating of BBB+ during their assessment in January 2011. This followed an upgrade to A3 rating granted by Moody’s in 2009. However, on 9 November 2011 Moody’s rating agency changed its outlook on South Africa’s

Quarterly Bulletin December 2011

sovereign debt from stable to negative. According to S&P’s, Fitch’s and Moody’s current standards, South Africa’s rating still remains above that of some recently upgraded emerging-market economies such as Bulgaria, Uruguay, Peru and Angola.

Recent sovereign rating changes

Date	Upgrades			Downgrades
May 2011	Colombia	Baa3	Moody’s

June 2011	Brazil	Baa2	Moody’s

July 2011	Uruguay	BB+	S&P	Greece	CC	S&P

	Bulgaria	Baa2	Moody’s	Portugal	Ba2	Moody’s

	Angola	BB-	S&P

August 2011	Peru	BBB	S&P	Ireland	Ba1	Moody’s

	Czech Republic	AA-	S&P	US	AA+	S&P

	Estonia	AA-	S&P	Japan	Aa3	Moody’s

September 2011	Israel	A+	S&P	Slovenia	Aa3	Moody’s

				Italy	A	S&P

October 2011				Spain	A1	Moody’s

The confidence shown in these markets as affirmed by the rating agencies was, however, not sufficient to cushion them fully against investors’ concerns during the resurgence of large-scale uncertainty in global financial markets in the third quarter of 2011.

International reserves and liquidity

South Africa’s net international reserves declined by R0,4 billion in the third quarter of 2011 as the net inflow of capital due to balance of payments transactions was not sufficient to cover the somewhat larger shortfall on the current account of the balance of payments.

Measured in US dollars, the value of official gross gold and other foreign reserves of the Bank (i.e., the international reserves before accounting for reserve-related liabilities) declined marginally from US$50,0 billion at the end of June 2011 to US$49,7 billion at the end of September, before improving to US$50,3 billion at the end of October. The Bank’s international liquidity position increased from US$47,2 billion to US$47,9 billion over the third quarter of 2011 and further to US$49,2 billion at the end of October.

Owing to the higher rand value of gross reserves, the import cover ratio (i.e., the value of gross international reserves relative to the value of imports of goods and services and income payments) improved from approximately 19 weeks’ worth of imports at the end of June 2011 to 21 weeks at the end of September.

Exchange rates

Following a moderate decline of 1,5 per cent in the second quarter of 2011, the weighted average nominal effective exchange rate of the rand declined, on balance, by a further 12,5 per cent in the third quarter. Similar to the performance of currencies of many emerging-market economies, the exchange rate of the rand was adversely affected by uncertainties surrounding the developments in the US and European debt markets.

The meaningful decline in the nominal effective exchange rate of the rand in the third quarter of 2011 mainly occurred in September when the exchange value of the rand, on balance, decreased by 8,9 per cent subsequent to the downgrading of the sovereign debt of Italy and Slovenia, and that of Japan and the US in August. During October 2011, the nominal effective exchange rate of the rand retraced some of its earlier losses, consistent with the renewed increase in foreign investors’ risk appetite for emerging-market assets, although this positive sentiment was slightly negated by the downgrading of Spain to A1 by Moody’s.

Quarterly Bulletin December 2011

Selected exchange rates: US dollar per domestic currency unit

However, during November investors’ confidence in developing economies deteriorated as a result of the recent ambiguous discussion on a workplan and subsequent steps announced on how to contain the eurozone debt crisis, despite the positive vote by the European authorities, including those from Germany and France, to expand the European Financial Stability Facility (EFSF).

Exchange rates of the rand

Percentage change

	31 Dec 2010 to 31 Mar 2011	31 Mar 2011 to 30 Jun 2011	30 Jun 2011 to 30 Sep 2011	30 Sep 2011 to 30 Nov 2011
Weighted average*	-5,0	-1,5	-12,5	-3,7
Euro	-8,2	-2,0	-9,5	-2,9
US dollar	-2,4	0,0	-15,5	-4,8
Chinese yuan	-3,0	-1,3	-16,6	-4,8
British pound	-6,2	0,8	-13,2	-4,5
Japanese yen	-0,7	-2,8	-19,3	-3,3

*	Against a basket of 15 currencies

The real effective exchange rate of the rand declined by 10,2 per cent from December 2010 to September 2011, signifying an improvement in international price competitiveness of South African manufacturers.

The average net daily turnover in the domestic market for foreign exchange decreased marginally from US$22,6 billion in the second quarter of 2011 to US$22,3 billion during the third quarter. Although the value of transactions in which non-residents participated decreased across all markets, the value of transactions in the swap market showed the largest decline.

Quarterly Bulletin December 2011

Exchange rate and the Chicago Board Options Exchange Volatility Index (VIX)

The Chicago Board Options Exchange Volatility Index (VIX®) measures the implied volatility of S&P 500 index options. Often referred to as the fear index or the fear gauge, it is a measure of the market’s expectation of stock market volatility over the next 30-day period. The VIX® is quoted in percentage points and translates, roughly, to the expected movement in the S&P 500 index over the next 30-day period. The direction of the expected movement is not indicated, only the magnitude which is shown on an annualised basis. In some instances of heightened global equity and bond market volatility, high-yielding currencies (such as the rand) tend to depreciate while low-yielding ones tend to serve as a “safe haven”. As regards tracking the VIX, the South African rand displayed a pattern typical of high-yielding currencies as depicted in the accompanying graph.

Quarterly Bulletin December 2011

Monetary developments, interest rates and financial markets

Money supply

Growth in the broadly defined money supply (M3) showed signs of renewed resilience during the third quarter of 2011, having recorded negative growth in the second quarter alongside a slowdown in nominal income and expenditure. Twelve-month growth in M3 initially remained subdued at rates of around 6,0 per cent in the second quarter of 2011, before receding to 5,6 per cent in July 2011. From August 2011, growth in M3 recovered somewhat and improved to 6,8 per cent in September 2011 as the corporate sector maintained a fairly conservative investment approach, favouring monetary assets and moderating exposure to risky asset classes and capital investment amid low business and consumer confidence. Rising transaction values in the financial markets, higher inflation and the backpay of government salary increases probably contributed to the recent acceleration in money supply growth. Consequently, the quarterly6 growth in M3 rebounded from a negative growth rate of 1,0 per cent in the second quarter of 2011 to positive growth of 10,6 per cent in the third quarter. In October year-on-year growth in M3 came to 7,3 per cent.

Growth in M3

The preference for stable investment opportunities was also noticeable in the maturity structure of the monetary aggregates during the third quarter of 2011, when investors displayed a preference for fixed-term monetary assets, despite the cyclically low interest rate environment.

Maturity analysis of growth in M3

Per cent at seasonally adjusted annualised rates

	2010		2011
	4th qr	1st qr	2nd qr	3rd qr
Notes and coin	6,9	6,2	8,6	23,7
Cheque and transmission deposits	24,4	-15,2	3,4	10,5
Call and overnight deposits	-1,1	32,0	9,8	0,7
Other short- and medium-term deposits*	8,8	13,1	-11,4	13,9
Long-term deposits**	17,3	-15,4	2,8	12,5
M3	10,6	3,8	-1,0	10,6

*	Unexpired maturities of more than one day and up to six months, and savings deposits
**	Unexpired maturities of more than six months

Quarterly Bulletin December 2011

Growth in call and overnight deposits slowed further during the third quarter of 2011, whereas cheque and transmission deposits edged higher. The pace of growth in notes and coin in circulation accelerated during the third quarter.

The overall growth in M3 deposits amounted to R76,4 billion in the third quarter of 2011, up from R17,2 billion in the second quarter. During this period the corporate sector was the principal driver behind the growth in M3, contributing R50,5 billion to the overall increase, with the household sector increasing its deposit holdings by R25,9 billion. The high growth in M3 deposit holdings of the corporate sector was a significant turnaround from the negative growth recorded in the preceding quarter. However, for the first ten months of 2011, year-on-year growth in M3 deposit holdings of the corporate sector moderated while that of the household sector accelerated. M3 deposits of the household sector accelerated from 2,9 per cent in January 2011 to 9,2 per cent in September, the highest growth rate recorded since June 2009, before moderating somewhat to 8,3 per cent in October. Growth in the M3 deposit holdings of the corporate sector trended lower from 10,3 per cent in January 2011 to 5,7 per cent in July, before fluctuating slightly higher to 6,9 per cent in October.

M3 holdings of households and companies

Nearly all the statistical counterparts of change in M3 increased during the third quarter of 2011, the exception being net other assets and liabilities. Banks’ claims on the private sector was the dominant counterpart, reflecting substantial growth in loans and advances during this period. After contracting during the previous two quarters, net claims on the government sector recorded positive growth in the third quarter, reflecting increased purchases of Treasury bills and other central government securities by the banking sector. Net other assets and liabilities continued to decline for the fifth consecutive quarter.

Statistical counterparts of change in M3

R billions

	2010		2011
	4th qr	1st qr	2nd qr	3rd qr
Net foreign assets	10,9	31,5	8,7	16,9
Net claims on the government sector	13,3	-37,0	-3,7	26,8
Claims on the private sector	20,9	10,2	20,4	60,5
Net other assets and liabilities	-2,0	-2,9	-8,1	-27,9
Total change in M3	43,2	1,8	17,2	76,4

Quarterly Bulletin December 2011

The income velocity of circulation of M3 increased to 1,39 in the second and third quarter of 2011, up from 1,37 in the first quarter. The increase in the income velocity during this period resulted from growth in nominal gross domestic product which exceeded growth in M3.

Credit extension

The sluggish growth in credit extension to the private sector observed during the first half of 2011 continued into the third quarter of the year. On a quarter-to-quarter, seasonally adjusted and annualised basis, growth in banks’ total loans and advances accelerated marginally from 6,1 per cent in the second quarter of 2011 to 7,0 per cent in the third quarter. A moderation in household consumption expenditure alongside a high, albeit improving, ratio of debt to disposable income, constrained growth in total loans and advances during the third quarter of 2011.

Total loans and advances to the private sector

The year-on-year growth in banks’ total loans and advances extended to the private sector fluctuated at around 6 per cent in July and August 2011 but receded to 5,3 per cent in September. Growth in loans and advances picked up moderately to 6,0 per cent in October.

Other loans and advances accounted for 80 per cent of the overall increase in total loans and advances during the third quarter of 2011, while mortgage advances contributed 16 per cent and instalment sale credit and leasing finance a more subdued 4 per cent.

Quarterly changes in banks’ total loans and advances by type

R billions

	2010		2011
	4th qr	1st qr	2nd qr	3rd qr
Mortgage advances	0,6	3,6	11,3	7,3
Instalment sale credit and leasing finance	2,9	3,9	3,2	1,8	*
Other loans and advances	-0,1	27,3	5,1	35,1
Overdrafts	-1,6	3,6	0,7	0,4
Credit card advances	0,2	1,1	1,5	1,1
General loans	1,4	22,5	2,9	33,7
Total loans and advances	3,4	34,8	19,6	44,2	*
Of which: To household sector	11,8	22,4	11,8	8,3
To corporate sector	-8,4	12,4	7,8	35,9

*	Influenced by a securitisation transaction

Quarterly Bulletin December 2011

Growth in mortgage advances continued to trend lower in the third quarter of 2011, consistent with the sluggish levels of activity in the residential and commercial property sectors. From a recent peak of 4,8 per cent in November 2010, twelve-month growth in mortgage advances receded to 1,9 per cent in August 2011, the lowest growth in recorded history. The growth rate picked up moderately to 2,1 per cent in October 2011. Since April 2011, growth in commercial mortgage advances has provided some support to mortgage business as some investors pursued opportunities notwithstanding the uncertain economic environment, while residential mortgage advances weakened further as households remained cautious about entering into new long-term credit commitments and banks maintained conservative parameters in evaluating loan applications.

Twelve-month growth in instalment sale credit and leasing finance continued its upward trend in the first six months of 2011 but eased somewhat towards the end of the third quarter. Year-on-year growth in this credit category reached a two-and-a-half year high of 5,2 per cent in June and July 2011. A technical adjustment, due to the conclusion of a securitisation transaction amounting to R4,0 billion in the instalment sale credit category, brought growth down to 4,2 per cent in August before recovering to 5,3 per cent in October.

Year-on-year growth in other loans and advances gained strong traction during the first eight months of 2011, increasing from a modest 6,9 per cent in January 2011 to 13,4 per cent in August, the highest rate since December 2008. Subsequently, twelve-month growth fell back to 12,6 per cent in October 2011. In value terms, this credit category rose by R35,1 billion during the third quarter of 2011, exceeding the R32,4 billion increase recorded during the first half of 2011 and even exceeding the R33,6 billion increase recorded for the whole of 2010. Among the sub-components of other loans and advances, twelve-month growth in credit card advances remained firm at around 7 per cent in the third quarter of the year, while growth in bank overdrafts improved from negative growth in the first three months of 2011 to 2,5 per cent and 5,7 per cent in September and October respectively. However, the rise in other loans and advances mainly resulted from increased usage of general loans.

General loans

General loans, which include unsecured lending by banks, increased significantly during 2010 and the first ten months of 2011. Twelve-month growth in general loans to the private sector rebounded from negative growth of 4,9 per cent in January 2010 to as high as 17,9 per cent in August 2011, but fell back somewhat to 15,2 per cent in October – still well below rates in excess of 30 per cent experienced in the first half of 2007 when growth was mainly driven by loans to companies. Twelve-month growth in general loans extended to households increased from 11,9 per cent in January 2010 to a high of 39,3 per cent in June 2011, declining to 31,2 per cent in October. Growth in general loans extended to companies increased from negative 8,1 per cent in January 2010 to a high of 13,2 per cent in August 2011, before moderating to 10,8 per cent in October.

Quarterly Bulletin December 2011

The recovery in loans and advances to the corporate sector initially lagged behind that of the household sector, but credit growth to the household sector moderated during the third quarter of 2011, while credit growth to the corporate sector continued to edge higher. From August 2011, loans and advances to the corporate sector became the dominant driver of total bank credit extended to the private sector. Of the overall R44,2 billion increase in total loans and advances to the private sector in the third quarter of 2011, R35,9 billion was extended to the corporate sector and a mere R8,3 billion to the household sector. Measured over twelve months, growth in total loans and advances to the corporate sector picked up from 1,3 per cent in January 2011 to 7,0 per cent in October. The recent increase in credit demand by the corporate sector may partly be explained by the moderate improvement in capital expenditure by private business enterprises. By contrast, twelve-month growth in credit extension to households eased from 7,5 per cent in January 2011 to 5,3 per cent in October.

Interest rates and yields

The Monetary Policy Committee (MPC) maintained the repurchase rate at 5,5 per cent at its meetings held in September and November 2011, extending the period during which the policy rate had been kept unchanged to almost a full year. The most recent period when the repurchase rate was kept on hold for almost such a long duration was between June 2005 and April 2006 when the MPC viewed the threats to the inflation outlook to be balanced enough not to require an adjustment to the policy stance. In recent months the inflation trajectory has risen, compounded on the upside by the volatility in the exchange rate of the rand in addition to high fuel prices and accelerating food price inflation. At the same time, growth in the domestic economy has remained fragile and uneven, partly affected by turbulence in global financial markets due to the European sovereign debt crisis. While a temporary breach of the upper limit of the inflation target range was foreseen by the MPC, this was balanced by the slack in the economy, the contained pace of underlying inflation and the projected return of headline inflation to within the target range from late in 2012. The MPC statements discussing developments underlying recent monetary policy decisions are reproduced in full on pages 61 to 68 of this Quarterly Bulletin.

Money-market rates

Although money-market rates continued to move broadly sideways during the period July to November 2011, longer-dated instruments varied somewhat in conformity with interest rate expectations. For example, the six-month Johannesburg Interbank Agreed rate (Jibar) fluctuated downwards from 10 August 2011 to 7 September 2011, declining by a cumulative 20 basis points to reach an annual low of 5,66 per cent as market participants phased out the prospects

Quarterly Bulletin December 2011

of an increase in the repurchase rate during that period. Thereafter, the rate rebounded to 5,83 per cent on 30 November due to heightened risk aversion towards emerging markets. The three-month Jibar rate remained essentially unchanged at 5,58 per cent from late January to 30 November 2011.

After displaying moderate fluctuations in the second quarter of 2011, the tender rate on 91-day Treasury bills trended sideways from July to November, as increases in the supply of the short-term government instrument were matched by rising demand among various investors. Private-sector banks stepped up their purchases of liquid assets, while other market participants also increased their holdings of short-term paper for prudential purposes. As part of its funding operations, National Treasury raised the weekly issuance of 91-day Treasury bills from R3,8 billion on 23 September 2011 to R4,3 billion, effective from 30 September.

Rates on forward rate agreements (FRAs) declined measurably across the maturity spectrum during the third quarter of 2011. The rate on the 9x12-month FRA, for example, followed a downward trend from the end of July 2011 to early September, declining from a high of 6,13 per cent on 30 July 2011 to a low of 5,14 per cent on 6 September. Subsequently, the rate fluctuated with a sideways trend up to early November before accelerating sharply higher to 5,87 per cent towards the end of November.

Forward rate agreement yield curves following recent MPC decisions

FRA rates seemed to reflect expectations that inflation would remain contained over the medium to long term as the rates moved lower over the maturity spectrum between July and early November 2011. This is consistent with the Bank’s forecast of inflation breaching the upper end of the target slightly in the fourth quarter of 2011, peaking in early 2012 and thereafter declining gradually to the end of 2013. The volatility displayed by FRA rates towards the end of November partly reflected the uncertain global backdrop and its impact on growth and the exchange rate of the rand.

The South African Benchmark Overnight Rate on Deposits (Sabor) remained fairly stable and well within the standing facility limits during the third quarter and early part of the fourth quarter of 2011, fluctuating in a narrow band of between 5,24 and 5,32 per cent. The rate stood at 5,31 per cent on 30 November 2011. The implied rate on one-day rand funding in the foreign-exchange swap market varied within a broader range of between 5,37 and 5,88 per cent during the same period, due to fluctuations in funding pressures in the overnight interbank market.

Both the prime overdraft rate and the predominant rate on mortgage loans have remained unchanged at 9,0 per cent since November 2010.

Quarterly Bulletin December 2011

Interest rates on the RSA government fixed-rate and inflation-linked retail bonds are reviewed on a monthly and semi-annual basis, and have changed as depicted in the accompanying table:

Interest rates on South African government retail bonds

Per cent

Effective from:	2-year bond	3-year bond	5-year bond
Fixed rate:
1 Mar 2011	7,25	7,50	8,00
1 Jul 2011	7,50	7,75	8,25
1 Sep 2011	7,25	7,50	8,00

	3-year bond	5-year bond	10-year bond
Inflation linked:
1 Jun 2011	1,75	2,00	2,50
1 Dec 2011	1,00	1,25	2,25

The daily average yield on the R157 government bond (maturing in 2014/15/16) declined from a recent high of 7,94 per cent on 4 February 2011 to an all-time low of 6,29 per cent on 6 September. This was in response to the appreciation in the exchange value of the rand, firm demand for local bonds by non-residents, expectations that interest rates would remain low for longer and concerns about the slowing global economy. Subsequently, the daily average yield fluctuated higher to 6,96 per cent on 29 November, following the depreciation in the exchange value of the rand, the release of higher-than-expected inflation data, the larger fiscal deficit provided for in the Medium Term Budget Policy Statement (MTBPS) 2011 and renewed fears related to the eurozone debt crisis which drove investors globally to seek safer investments. This also filtered through to higher break-even inflation rates. The daily closing yield on the US 5-year government bond followed a similar trend, first decreasing from a high of 2,37 per cent on 11 February 2011 to a recent low of 0,80 per cent on 9 September, before increasing by a smaller margin to 0,96 per cent on 29 November. The resultant spread between the South African R157 bond yield and the US 5-year bond yield widened from 540 basis points on 6 September 2011 to 600 basis points on 29 November.

Government bond yields

Quarterly Bulletin December 2011

Except for the short end of the yield curve, which remained anchored to the unchanged repurchase rate, the level of the yield curve across the rest of the maturity spectrum declined from March to September 2011, before moving higher to November. As longer-term bonds such as the R209 government bond (maturing in 2036) increased more pronouncedly than the shorter-term R157 bond from September to November 2011, the yield gap7 widened from 264 basis points on 6 September 2011 to 369 basis points on 29 November.

The currency risk premium8 on South African government bonds narrowed from 557 basis points on 29 July 2011 to 445 basis points on 29 November, as the yield on the dollar-denominated bond increased while the yield on the domestic rand-denominated bond, on balance, declined.

The JPMorgan Emerging Markets Bond Index Plus (EMBI+)9 yield spread above US government bonds widened from 262 basis points in June 2011 to a recent high of 422 basis points in September, mainly due to the persistent volatility in global financial markets. Thereafter, the EMBI+ yield spread narrowed somewhat to 352 basis points in October. Similarly, the sovereign risk premium on the South African government US dollar-denominated bonds in the three-year maturity range trading in international markets increased from 130 basis points in May 2011 to 178 basis points in October.

Money market

Money-market liquidity varied moderately during the third quarter of 2011. During this period the actual daily liquidity requirement of the private-sector banks occasionally breached the estimated liquidity requirement and oscillated within a range between R9,9 billion and R18,9 billion, slightly narrower than the range of between R9,5 billion and R22,8 billion recorded during the second quarter.

During the third quarter of 2011, the money market experienced a net drainage of liquidity to the value of R2,7 billion. Government deposits with the Bank, combined with notes and coin in circulation, drained liquidity amounting to R13,3 billion. The drainage was partly neutralised by the use of SARB debentures and foreign-exchange transactions, which jointly injected liquidity to the value of R3,7 billion.

Liquidity requirement

During the third quarter of 2011, an increase in government deposits with the Bank drained liquidity amounting to R8,3 billion, mainly attributable to an increase of R8,0 billion in foreign currency-denominated deposits with the Bank alongside a modest R0,3 billion increase in domestic currency-denominated deposits.

Quarterly Bulletin December 2011

Money-market liquidity flows

R billions (easing + tightening –)

	2011
	Apr–Jun	Jul–Sep	Oct
Notes and coin in circulation	-2,6	-5,0	-1,1
Required cash reserve deposits	-1,3	-1,9	0,0
Money-market effect of SARB* foreign-exchange transactions	28,0	1,8	0,0
Public-sector deposits with the SARB	-24,4	-8,3	4,3
Use of liquidity management instruments	3,4	1,2	-0,7
Reverse repurchase transactions	2,0	-0,7	-0,4
SARB debentures	1,4	1,9	-0,3
Other items net	-1,8	9,4	-1,9
Banks’ liquidity requirement (decrease + increase -)	1,3	-2,7	0,6

*	SARB: South African Reserve Bank

Foreign reserves and government deposits

Redemption and coupon interest payments on various government bonds amounting to R31,2 billion were effected from the government tax and loan account during the third quarter of 2011. This included a redemption payment of R13,0 billion for the R155 government bond which matured at the end of August 2011. Government deposits in the tax and loan accounts generally tend to rise shortly before redemption payments fall due.

Bond market

The elevated debt issuances in the primary bond market during 2010 continued in 2011, mainly attributable to the general government as national and local government issued debt securities. The total outstanding nominal value of debt securities listed by residents on the JSE Limited (JSE) increased by R172 billion in the ten months to October 2011, with the general government accounting for 71 per cent of total net issues, followed by financial corporations – which include financial public corporations – at 27 per cent. The bulk of the contribution by non-financial corporations consisted of net issues by public corporations. The total outstanding nominal value of debt securities listed reached R1,3 trillion in October 2011, which was 18 per cent higher than a year earlier.

Quarterly Bulletin December 2011

Funding in the primary bond market

Turnover in the secondary bond market remained robust thus far in 2011, as the daily average turnover recorded an all-time high of R125 billion in August 2011. This contributed to a quarterly record high of R105 billion per day in the third quarter of 2011, following daily turnover of R86,5 billion in the second quarter. Average turnover of R92,9 billion per day in the first ten months of 2011 was 26 per cent higher than the value traded in the same period of 2010, alongside higher volumes traded and, on average, higher bond prices.

Despite concerns over the European economy, issuances of rand-denominated bonds in the European and Uridashi bond markets have remained positive thus far in 2011. The nominal value of rand-denominated bond issuances in the European bond markets in the ten months to October 2011 continued to surpass issuances in 2010. In the first ten months of 2011 net issues in both markets amounted to R12,1 billion compared with net redemptions of R19,5 billion in the same period of 2010, as indicated in the accompanying table.

Rand-denominated bonds issued in international bond markets, January to October

R millions

	Eurorand		Uridashi		Total
	2010	2011	2010	2011	2010	2011
Issues	6 066	12 561	16 795	13 199	22 861	25 760
Redemptions	17 243	5 680	25 074	7 990	42 317	13 670
Net	-11 177	6 881	-8 279	5 209	-19 456	12 090

Concerns over the slower global economic growth and nervousness surrounding the European and US debt problems saw non-residents retracting from the domestic bond market in September 2011. The resultant risk aversion and high non-residents’ net sales of R17,6 billion in September 2011 contributed to net purchases of domestically listed bonds of only R3,8 billion in the third quarter of 2011, as opposed to the buoyant net purchases of R37,0 billion recorded during the second quarter of 2011. A bout of profit-taking could possibly also be a reason for the high net sell-off of local debt securities in September 2011 as non-residents sought to gain from the recent months’ bond rally. Non-residents, however, reverted to net purchases of local bonds to the value of R9,9 billion in October 2011. Their net accumulation of such bonds amounted to R41,2 billion during the first ten months of 2011, compared with net purchases of R74,4 billion recorded in the same period of 2010.

Quarterly Bulletin December 2011

Share market

Weaker global economic growth and volatile share markets were reflected in the amount of funding obtained in the domestic and international primary share markets by companies listed on the JSE. The total value of equity capital raised dwindled from R37,9 billion in the first quarter of 2011 to R17,0 billion in the second quarter and further to R11,2 billion in the third quarter – the lowest quarterly level since the third quarter of 2005. This trend was exhibited by all three major economic sectors – resources, financial and industrial sectors. Companies with primary listings on the JSE contributed 74 per cent of the total capital-raising activity of R71,3 billion in the first ten months of 2011, which was still 41 per cent higher than the equity capital raised in the same period of 2010.

After a steady decline during the past two years, the total number of companies listed on the JSE increased somewhat in 2011, as 12 new listings came on board up to October and surpassed the 10 delistings – reflecting nearly the exact opposite in the number of new listings and delistings recorded in the corresponding period of 2010. Of the total 409 companies listed at the end of October 2011, the main board represented 81 per cent followed by the 17 per cent listed on the Alternative Exchange AltX.

Along with volatility and risk aversion in the share market, the daily average turnover in the secondary share market emulated development in the bond market, reaching an all-time high of R15,7 billion in August 2011. This contributed to a 12 per cent increase in the average value traded to R13,3 billion per day recorded in the ten months to October 2011, compared with the value traded in the same period of 2010. As share prices drifted lower, the total market capitalisation of the JSE declined by 7 per cent from a recent high of R6,9 trillion in April 2011 to R6,4 trillion in September, before increasing to an all-time high of R7,0 trillion in October as share prices recovered. The increase in turnover, together with lower market capitalisation, resulted in an increase in market liquidity10 from 46 per cent in April 2011 to 53 per cent in September, before receding again to 48 per cent in October.

The debt problems of major economies and the resultant liquidity crunch prompted investors to pull their funds from emerging markets, as characterised by non-residents’ reduction of holdings of domestic shares for the most part of 2011. After net purchases of only R6,0 billion during the second quarter of 2011, non-residents reduced their holdings of domestic shares by R20,1 billion in the third quarter. The subdued sentiment towards local shares continued, as they increased their local share portfolio in October by only R0,4 billion. Thus far in 2011, nonresidents recorded net sales of domestic shares to the value of R16,8 billion, compared with net purchases of R21,7 billion in the corresponding period of 2010.

The constituents of some JSE indices may change in future as National Treasury proposed in the MTBPS 2011 that all inward-listed shares on the JSE be classified as domestic for purposes of trading on the exchange and inclusion in its indices. Although share prices remained volatile, the FTSE/JSE All-Share Price Index (Alsi) fluctuated higher by 11 per cent from a recent low of 28 391 index points on 8 August 2011 to reach an index value of 31 636 on 29 November, reflecting some improvement in global risk appetite which was fuelled by expectations that the bailout fund would be a workable solution to recapitalise ailing European banks exposed to Greek sovereign debt. By contrast, the Alsi in US dollar terms declined by 7 per cent from 8 August 2011 to 29 November, following the depreciation in the exchange value of the rand, along with a decline of 2 per cent in the Euro Stoxx 50 Index, while the S&P’s 500 Composite Index rose by 7 per cent over the same period.

Higher dividend and earnings declarations triggered an increase in the historical dividend yield on all classes of shares from 2,1 per cent in January 2011 to 2,9 per cent in October, as well as an increase in the earnings yield from 5,6 per cent to 7,5 per cent over the same period. Conversely, the price-earnings ratio for all classes of shares decreased from 17,9 in January 2011 to 13,4 in October.

Quarterly Bulletin December 2011

Share prices

Market for exchange-traded derivatives

In line with the volatile underlying share market, turnover in equity derivatives traded on the Equity Derivatives Division (EDD) of the JSE maintained its upward trajectory, although the number of contracts traded declined by 8 per cent in the first ten months of 2011 compared with the corresponding period of 2010.

On average, domestic agricultural commodity prices traded on the Commodity Derivatives Division (CDD) of the JSE were higher during 2011 when compared with 2010, in tandem with a weaker exchange value of the rand, and higher international grain and oil prices. Maize contracts accounted for a significant 58 per cent of total trade on the CDD, as maize prices increased the most during 2011. New maize export market opportunities for South Africa were uncovered in some east Asian countries in the midst of the global supply crunch in other exporting regions as a result of lower crop production due to unfavourable weather conditions. Trading activity in commodity futures and options contracts on the CDD increased by 21 per cent to reach 2,2 million contracts in the first ten months of 2011, when compared with the same period of 2010.

As global growth concerns and liquidity pressures intensified in international financial markets in 2011, the performance on Yield-X, the interest rate and currency derivatives market of the JSE, remained robust. It increased by 84 per cent to 12,5 million contracts traded when compared

Yield-X derivatives activity by contract type

Quarterly Bulletin December 2011

with the corresponding period of 2010 – mainly as participants continued to hedge against adverse developments in the foreign-exchange market. Since their inception on the JSE in February 2011, Can-Do dollar/rand currency futures and options contracts continued to be added to enable diversified trading strategies and were actively traded in the nine months to October. These contracts accounted for a notable 15 per cent of total currency futures and options contracts traded during this period while trade in all currency contracts dominated trade at 92 per cent of total activity thus far in 2011. Uncertainty in interest rate movements also sparked speculative and hedging participation in interest rate products, with the number of contracts traded increasing by 29 per cent in the first ten months of 2011, when compared with the same period of 2010, while accounting for only 8 per cent of total trade in 2011.

Although trading activity in the warrants market of the JSE improved in the three months to October 2011, the number of warrants traded was 20 per cent lower at 4,8 billion contracts when compared with the corresponding period of 2010. Turnover in all derivatives traded on the JSE during the first ten months of 2011 is depicted in the accompanying table.

Derivatives turnover on the JSE, January to October 2011

	Value (R billions)	Change over one year (Per cent)
Equity futures and options on futures	3 545	21
Warrants	1	-26
Commodity futures and options	314	70
Interest rate and currency derivatives	258	55

Real-estate market

The year-on-year pace of growth in the household mortgage advances outstanding slowed in 2011 and was reflective of households’ financial discomfort, as the support lent by the earlier series of interest rate cuts continued to erode, along with households’ impaired credit records and higher inflation expectations.

Against this backdrop, housing demand remained relatively low with month-on-month growth in house prices slowing during 2011. This was reflected in the increase in the average time

House prices

Quarterly Bulletin December 2011

residential properties remained on the market, from an average of 15 weeks in the second quarter of 2011 to 17 weeks during the third quarter. Unrealistically high initial pricing is continually identified as one of the major contributory factors for houses’ prolonged stay on the market before being sold.

Non-bank financial intermediaries

Underpinned by heightened volatility in the financial markets, sluggish economic activity and a persistently high unemployment rate, the gross inflows11 to non-bank financial intermediaries12 were on a downward trend in the first two quarters of 2011 before rebounding in the third quarter. Inflows to these institutions grew by 3 per cent from R320 billion in the fourth quarter of 2010 to R330 billion in the third quarter of 2011. The growth was more pronounced in inflows to retirement funds and insurance companies, which jointly increased by 13 per cent to R125 billion over the same period.

Sales of units by the unit trust industry fell from R209 billion in the fourth quarter of 2010 to R206 billion in the third quarter of 2011. Inflows to money-market funds receded by R4,8 billion over the same period despite a rise in risk aversion, notably among retail investors, which was intensified by a decline in global and domestic share prices in August 2011.

Non-bank financial intermediaries’ financial flows

As a ratio of gross domestic product, inflows to these institutions increased from 41 per cent in the second quarter of 2011 to 44 per cent in the third quarter. It remains to be seen whether the new Taxation Laws Amendment Bill 2011, aimed at expanding product providers of living annuities to include collective investment schemes, will affect flows or not. Living annuity products will be renamed ‘Retirement Income Drawdown Accounts’ (RIDDA) as from 1 March 2012. The transfer of funds from provident and provident preservation funds to pension preservation funds will be tax-free. Similarly, tax-free conditions will be applicable where funds are transferred from preservation to retirement annuity funds.

Gross outflows13 from financial intermediaries increased from R279 billion in the final quarter of 2010 to R299 billion in the third quarter of 2011. Reflecting subdued labour market conditions, outflows from pension and provident funds remained relatively elevated, amounting to R27,2 billion in the third quarter of 2011. Recent private-sector retirement industry surveys indicate that more people liquidate their full pension benefits when changing jobs. Gross repurchases by unit trusts grew by 8 per cent from the final quarter of 2010 to R195 billion in the third quarter of 2011, alongside a decline in the level of consumer confidence and lower disposable income of households.

Quarterly Bulletin December 2011

Flow of funds

In line with the subdued economic activity, total flow of funds for the second quarter of 2011 amounted to R414 billion, a level well below that of the pre-crisis period. Flows from the foreign sector amounting to R21,0 billion supplemented domestic savings as non-residents remained positive about domestic economic prospects. This sector extended funding mainly through the acquisition of debt securities amounting to R6,2 billion, equity of R11,6 billion, loan stock and preference shares, and significant participation in derivative instruments during the review period.

Softer domestic demand conditions and lower confidence levels during the second quarter of 2011 constrained lending activities by financial intermediaries at around 15 per cent of the total flows. Nevertheless, the banking sector accounted for a larger intermediation share relative to non-bank intermediaries during the second quarter of 2011. Financial intermediaries recorded a net lending position of R19,2 billion, having received an amount of R99,7 billion in total deposits in the second quarter of 2011. The intermediaries largely used shares, bonds, bills, loans and advances as the main intermediation instruments. The continued relatively low credit activity among business and household sectors indicates that the prolonged accommodative monetary policy conditions are not as effective in stimulating new lending in the current uncertain global economic environment.

Intermediation activity

In an effort to stimulate economic activity, the general government sector increased its expenditure after incurring a financing deficit of R44,1 billion in the second quarter of 2011. To finance this deficit, the sector mainly issued long-term paper, the bulk of which was absorbed by banks, insurers and pension funds; and other financial institutions. The fiscus will continue to be under pressure as long as the lacklustre economic activity constrains revenue collection.

Corporate businesses continued to invest in capital expansion in the second quarter of 2011. At R92,0 billion, the value of sectoral flows was 25 per cent higher than in the first quarter of 2011. Capital formation amounting to R113 billion was recorded and financed by a combination of savings and borrowing, after the sector had recorded a deficit position of R15,7 billion. For public business enterprises, which had incurred the bulk of the deficit, funds were raised through the issuance of bonds and the acquisition of long-term loans. Private business enterprises met their shortfall mainly through loans.

Quarterly Bulletin December 2011

Government funding activity

Spending by the household sector decelerated when its credit acquisition amounted to a modest R21,7 billion in the second quarter of 2011. The sector incurred a financing surplus of R19,6 billion, which was partly used to increase deposit holdings with unit trusts and banks, as well as interest in pension and life funds, in an effort to strengthen the sector’s net worth.

Quarterly Bulletin December 2011

Public finance

Non-financial public-sector borrowing requirement14

In the July–September quarter of 2011, consolidated general government, together with non-financial public enterprises and corporations, recorded a deficit of R68,0 billion. This brought the non-financial public-sector borrowing requirement for the first half of fiscal 2011/12 to R119,2 billion – some R41,4 billion more than in the same period of the preceding fiscal year. The larger borrowing requirement could be attributed to higher cash deficits recorded by national government and by non-financial public enterprises and corporations. The public-sector borrowing requirement remained significantly higher than the general government borrowing requirement, indicative of public enterprises’ borrowing to finance their capital expenditure.

Non-financial public-sector borrowing requirement

R billions

Level of government	Apr–Sep 2010*	Apr–Sep 2011*
Consolidated general government	61,9	92,7
National government	78,9	101,6
Extra-budgetary institutions	-0,9	-4,4
Social security funds	-6,4	-5,2
Provincial governments	-14,0	-7,3
Local governments	4,3	8,0
Non-financial public enterprises and corporations	15,9	26,5
Total**	77,7	119,2
As a percentage of gross domestic product	5,8	8,0

*	Deficit + surplus –

**	Components may not add up to totals due to rounding

As a ratio of gross domestic product, the non-financial public-sector borrowing requirement amounted to 8,0 per cent in April–September of fiscal 2011/12. This was higher than the ratio of 5,8 per cent recorded in the same period of the previous fiscal year. The Budget Review 2011 projected that this ratio would amount to 9,5 per cent in fiscal 2011/12 as a whole. Financial activities at various levels of the non-financial public sector are summarised in the table above.

Non-financial public-sector borrowing requirement

Quarterly Bulletin December 2011

During the first six months of fiscal 2011/12, the non-financial public enterprises and corporations recorded a preliminary cash deficit of R26,5 billion, some R10,6 billion higher when compared with the cash deficit recorded over the six months a year ago. The substantial growth in the cash deficit was on account of a pronounced growth in total expenditure which outpaced growth in total receipts, as state-owned enterprises remained committed to aligning economic activities with government’s New Growth Path. In the midst of the global financial instability, sovereign fiscal distress and subdued domestic economic activity, public enterprises and corporations made good progress in enhancing the country’s economic growth and development agenda through infrastructure investment.

Net investment in non-financial assets amounted to R62,1 billion in the first half of fiscal 2011/12, or 51,1 per cent higher than in the same period a year earlier. The Budget Review 2011 projected that non-financial public enterprises and corporations would spend R137 billion on infrastructure investment in fiscal 2011/12 as a whole. Major non-financial public enterprises and corporations continued to fund their infrastructure investment through a combination of operating surpluses, borrowing in the domestic financial market and some foreign borrowing. Continued government support through subsidies, loans and guarantees helped to ensure the lowest possible cost of funding.

Finances of non-financial public enterprises and corporations

At national government level, cash receipts from operating activities mainly consist of taxes and amounted to R337 billion in the first two quarters of fiscal 2011/12. This represented a year-on-year growth rate of 6,7 per cent when compared with the same period a year earlier. Cash payments for operating activities increased by 11,2 per cent year on year to amount to R436 billion. Compensation of employees, together with payments of social benefits, accounted for just over one fifth of this amount. Net cash flow from operating activities, together with net investment in non-financial assets, resulted in a cash deficit of R102 billion between April and September 2011. This was significantly higher than the cash deficit recorded in the corresponding period a year earlier.

In April-September of 2011, provincial governments recorded a cash surplus of R7,3 billion. This was substantially lower than the cash surplus of R14,0 billion recorded in the same period a year earlier. The Budget Review 2011 provided for a provincial cash surplus of R1,1 billion in fiscal 2011/12 as a whole.

Total provincial revenue, primarily driven by grants from national government, increased by 10,8 per cent to amount to R184 billion during the first half of fiscal 2011/12. Provincial grants, which include equitable share transfers and conditional grants allocated for specific purposes,

Quarterly Bulletin December 2011

accounted for about 65,2 per cent of transfers paid by national government and amounted to R179 billion for the period under review. These grants increased at a year-on-year rate of 10,8 per cent when compared with 2010.

Provincial government expenditure amounted to R177 billion in April–September of fiscal 2011/12, or 16,3 per cent higher than in the same period of the previous fiscal year. Pronounced growth in provincial expenditure was driven by personnel costs, which amounted to R107 billion or 60,8 per cent of total expenditure. This substantial increase can be ascribed to government’s wage settlement of 6,8 per cent that was signed on 16 August 2011, effective from 1 May 2011. The backdated amounts that improved the staff’s conditions of service were paid over on 6 September 2011.

After 59 months in the development phase, the Gautrain Project reached the operational phase in August 2011. It was indicated that the project had overrun the development period by five months. During the first six months of fiscal 2011/12, some R0,8 billion was spent on this project, bringing the total amount spent in the project life to R30,8 billion. Operational performance during July and August 2011 was substantially above the performance targets set for the train, which carried an average of 49 278 passengers per week. Including the April–September 2011 Gautrain spending, provincial net investment in non-financial assets amounted to R11,9 billion in the first six months of fiscal 2011/12, or 16,2 per cent higher when compared with April–September 2010.

The provincial budget surplus resulted in an increase in provincial governments’ deposits with the Corporation for Public Deposits from R3,4 billion at the end of March 2011 to R9,2 billion at the end of September. At the same time, provincial deposits with private banks increased from R9,7 billion to R11,6 billion. Their overall indebtedness to banks remained relatively unchanged at R0,7 billion between these respective dates.

Preliminary data indicated that local governments recorded a cash deficit of R8,0 billion in the first half of fiscal 2011/12, some R3,7 billion higher than the cash deficit recorded in the corresponding period of the previous year. This deterioration could be attributed to a pronounced growth in total spending, supported by subtle growth in revenue, together with acceleration in net investment in non-financial assets. Growth in total receipts was predominantly spurred by transfers from national and provincial governments, representing 31,8 per cent of total local government revenue. Municipal own revenue, mainly service charges, property rates and taxes increased by 10,2 per cent to amount to R79,0 billion in the first half of fiscal 2011/12 when compared with the corresponding period a year earlier.

Total spending by municipalities during April–September 2011 rose significantly when compared with the same period a year earlier. The higher levels of municipal expenditure reflected local governments’ commitment to improving service delivery and access to basic public services for the poor. Over this period, purchases of goods and services such as electricity, gas and water increased by R15,4 billion, and had a significant impact on total expenditure. During the period under review, net investment in non-financial assets accelerated to reach R22,9 billion or 12,9 per cent higher when compared with the same period a year earlier.

The Local Government Budgets and Expenditure Review 2006/07–2012/13 released in September 2011 projected that the cash deficit would amount to R9,1 billion in the current fiscal year. National Treasury’s report15 on local government budgets for the financial year ending June 2011 indicated that municipalities had underspent their total adjusted expenditure budget by 10,3 per cent. This underspending amounted to R24,5 billion compared with R16,7 billion in the preceding financial year. Underspending equalled R11,3 billion on their capital budgets and R13,3 billion on their operating expenses budget. Over this period, total debt owed to municipalities amounted to R64,6 billion; this was R8,5 billion more than in the previous financial year. Of the total municipal debt, more than two thirds was owed to metropolitan municipalities and secondary cities. Households accounted for 63,3 per cent – or R40,9 billion – of the total debt owed to municipalities. Rising household indebtedness to municipalities could partly be attributed to increased electricity and water tariffs.

Quarterly Bulletin December 2011

Extra-budgetary institutions’ cash surplus amounted to R4,4 billion in the first two quarters of fiscal 2011/12 – substantially higher than the cash surplus recorded in the same period a year earlier. The Budget Review 2011 envisaged that extra-budgetary institutions would record a deficit of R7,2 billion in fiscal 2011/12 as a whole. Social security funds recorded a preliminary estimated cash surplus of R5,2 billion – some R1,2 billion less than the surplus recorded in the first six months of fiscal 2010/11. The lower cash surplus could be attributed to higher operating expenses resulting from increased social security transfers in providing income support for retrenched workers and to help alleviate poverty. The Budget Review 2011 projected that social security funds would record a surplus of R10,4 billion in fiscal 2011/12 as a whole.

Budget comparable analysis of national government finance

National government spending amounted to R429 billion in the first half of fiscal 2011/12, or some 11,6 per cent higher than in the same period of the previous fiscal year. In the Budget Review 2011 national government spending was projected to amount to R888 billion, representing a year-on-year rate of increase of 13,3 per cent. National government spending in the first half of the current fiscal year fell short of the halfway mark of the originally budgeted amount. Relative to gross domestic product, national government outlays amounted to 29,0 per cent, slightly higher than 28,6 per cent recorded in the first six months of fiscal 2010/11.

Growth in national government expenditure was underpinned by higher current payments together with transfers and subsidies. The increase in current payments was mainly influenced by the Justice, Crime Prevention and Security cluster, in particular the South African Police Service. Higher spending by this department was to improve overall capacity through the employment of additional personnel to enhance visible policing, detective services and crime intelligence, and to promote access by the general public to justice services.

Spending by the departments responsible for public education and health contributed significantly to the increase in total transfers and subsidies paid by national government. In the area of education, growth in spending was mainly for further education and training colleges, combined with conditional grants and transfers to the National Student Financial Aid Scheme. A large part of the conditional grants transferred to provinces was meant to address infrastructure backlogs in schools and elsewhere. Increased transfers and subsidies by the Department of Health to provinces were meant to strengthen prevention programmes through the HIV/ AIDS conditional grants. Further grants to provinces were aimed at health infrastructure and to strengthen tertiary hospital services.

Between April and September 2011, interest paid on national government debt increased by 13,9 per cent year on year to amount to R37,3 billion. Higher issuances of domestic government bonds and Treasury bills to finance the higher deficit contributed to the increase in the government’s interest bill. This component of government expenditure was originally budgeted to amount to R76,5 billion, or increase by 15,6 per cent in fiscal 2011/12 when compared with the previous fiscal year. Interest payments represented 2,5 per cent of gross domestic product in the first six months of fiscal 2011/12, compared with 2,4 per cent in the first half of fiscal 2010/11.

Equitable share transfers to provinces amounted to R144 billion in the first half of fiscal 2011/12, a year-on-year increase of 10,5 per cent when compared with the same period in fiscal 2010/11. Higher equitable share transfers to provinces were meant to extend and improve service delivery outcomes in the health and education sectors, and put provinces in a better position to help local governments implement the Municipal Finance Management Act. Between April and September 2011, government paid half of the originally budgeted amount of R288 billion to provinces as their share of nationally raised revenue. This is equivalent to just over a third of total national government spending or about 10 per cent of gross domestic product.

For fiscal 2011/12, provision was made for R8,6 billion to be paid from the National Revenue Fund (NRF) to metropolitan municipalities as their share of the general fuel levy. In April-September 2011, transfers from the NRF for this purpose amounted to R2,9 billion.

Quarterly Bulletin December 2011

After taking cash-flow adjustments16 into account, national government’s cash-flow expenditure in the first six months of fiscal 2011/12 equalled R429 billion, some 10,2 per cent higher than the same period a year earlier.

National government collected R326 billion from taxes and non-tax receipts in the first six months fiscal 2011/12, reflecting a year-on-year rate of increase of 7,1 per cent when compared with the same period a year earlier. Halfway through the fiscal year, national government collected only 44,6 per cent of the total estimated revenue stated in February 2011. Given the current subdued economic conditions, the weakness could continue in the second half of the fiscal year, leaving government unlikely to reach the originally budgeted target. National government revenue was originally budgeted to increase at a rate of 9,1 per cent and total R730 billion during fiscal 2011/12. As a ratio of gross domestic product, national government revenue amounted to 22,0 per cent in the first two quarters of fiscal 2011/12 compared with 22,6 per cent in the first two quarters of fiscal 2010/11.

The increased national government revenue was driven mainly by taxes on income, profits and capital gains, alongside taxes on international trade and transactions. Taxes on income, profits and capital gains contributed 59,1 per cent to total national government revenue in the first half of fiscal 2011/12, and was underpinned by strong increases in personal and corporate income taxes. Property taxes showed continued signs of weakness as collections of transfer duties continued to fall. This reflected higher exemption thresholds and sluggish conditions in the real-estate market. Consequently, receipts from transfer duties decreased significantly by 20,7 per cent in the six-month period to 30 September 2011.

National government revenue in fiscal 2011/12

	Originally budgeted		Actual Apr-Sep 2011
Revenue source	R billions	Percentage change*	R billions	Percentage change*
Taxes on income, profits and capital gains	418,3	10,1	192,5	9,2
Income tax on individuals	254,2	11,4	116,2	10,0
Income tax on companies	164,2	8,1	76,3	8,0
Payroll taxes	9,2	5,8	5,0	25,5
Taxes on property	9,6	5,4	3,9	-12,1
Taxes on goods and services	273,9	9,9	115,6	3,4
Value-added tax	200,9	9,4	81,5	0,3
Taxes on international trade and transactions	30,3	12,4	13,4	9,6
Other revenue	10,3	-20,9	5,9	8,2
Less: SACU** payments	21,8	21,5	10,9	4,5
Total revenue	729,9	9,1	325,5	7,1

*	Fiscal 2010/11 to fiscal 2011/12

**	Southern African Customs Union

As shown in the accompanying table, proceeds from taxes on goods and services recorded a moderate increase. Strong growth in fuel levy and excise duties were largely offset by collections from value-added tax (VAT), which showed negligible growth. Moderation in consumer demand, weaker-than-expected production related to shutdowns due to industrial activity in the second quarter of the year, coupled with lower retail sales, influenced VAT collections significantly. The miniscule growth in VAT was on account of higher VAT refunds, which increased by 19,4 per cent year on year, and far outweighed the marginal increase in domestic VAT and strong growth in import VAT collections.

In April-September 2011, collections from customs duties increased by 14,1 per cent year on year when compared with the same period a year earlier, and boosted collections from taxes on international trade and transactions. Customs duties increased strongly largely on account

Quarterly Bulletin December 2011

of a strong year-on-year increase in vehicle imports. Transfers to the Southern African Customs Union (SACU) partners amounted to R10,9 billion in April-September 2011 – a year-on-year increase of 4,5 per cent off a high base, as a special payment to the partners was made in the first half of 2010/11.

After taking cash-flow adjustments into account, national government’s cash-flow revenue equalled R327 billion in April-September 2011 – some 7,1 per cent higher than the same period of the previous fiscal year.

Growth in national government spending exceeded the moderate growth in revenue collections in the first half of fiscal 2011/12 and resulted in a cash-book deficit before borrowing and debt repayment of R103 billion. This was R22,9 billion higher than the deficit recorded in the corresponding period a year earlier. The Budget Review 2011 envisaged a cash-book deficit of R158 billion in fiscal 2011/12 as a whole. Relative to gross domestic product, the cash-book deficit amounted to 7,0 per cent in the first two quarters of fiscal 2011/12 when compared with the 6,0 per cent recorded in the same two quarters of fiscal 2010/11.

National government finances

During the first six months of fiscal 2011/12 the primary balance17 of national government amounted to a deficit of R65,8 billion, or 4,4 per cent of gross domestic product. The primary deficit ratio was 3,5 per cent in the first six months of fiscal 2010/11. Higher spending in contrast to lower revenue collections resulted in the widening of the primary deficit.

Netting national government cash-flow revenue and expenditure yielded a cash-flow deficit before borrowing and debt repayment of R102,5 billion in the first half of fiscal 2011/12. This could be compared with a cash-flow deficit of R84,4 billion recorded in April–September 2010. Included in extraordinary payments were losses on the conversion of foreign currency transactions of R0,4 billion and R0,1 billion on the Gold and Foreign Exchange Contingency Reserve Account (GFECRA). After taking into account extraordinary transactions and the cost on revaluation of foreign debt at redemption, the net borrowing requirement amounted to R103,1 billion, or R18,7 billion more than in the first six months of fiscal 2010/11.

The net borrowing requirement was funded through the issuance of domestic government bonds and Treasury bills alongside a sizeable decrease in government’s cash balances. This remained government’s primary source of financing, and reflected the healthy, liquid and deep domestic financial market of South Africa. Net issues of RSA Government Retail Savings Bonds amounted to R1,1 billion for the first half of fiscal 2011/12, bringing the balance to R10,7 billion as at the end of September 2011.

Quarterly Bulletin December 2011

Domestic financing through short-term instruments carried an average interest rate of 5,5 per cent, whereas domestic long-term nominal yield instruments were issued at an average rate of 8,4 per cent per annum. In August 2011, government redeemed the balance of R12,9 billion on the R155 and R155P bonds. The average outstanding maturity of national government’s domestic marketable bonds increased from 126 months at the end of March 2011 to 130 months at the end of September.

National government financing in fiscal 2011/12

R billions

Item or instrument	Originally budgeted 2011/12		Actual Apr–Sep 2011		Actual Apr–Sep 2010
Deficit	158,2	[1]	102,5	[2]	84,4	[2]
Plus: Extraordinary payments	0,2		0,5		0,3
Cost on revaluation of foreign debt at redemption	0,2		0,1		0,3
Less: Extraordinary receipts	—		0,1		0,5
Net borrowing requirement	158,6		103,1		84,3
Treasury bills	22,0		17,7		26,1
Domestic government bonds	135,9		59,4		63,0
Foreign bonds and loans	5,2		-1,4		-1,0
Change in available cash balances[3]	-4,5		27,4		-3,7
Total net financing[4]	158,6		103,1		84,3

1	Budget Review 2011

2	Cash-flow deficit

3	Increase – decrease +

4	Components may not add up to totals due to rounding

In April–September 2011 national government recorded net redemptions of foreign bonds and loans to the value of R1,4 billion. The average outstanding maturity of foreign marketable bonds of national government decreased from 102 months at the end of March 2011 to 97 months at the end of September.

National government’s funding activities decreased its available cash balances by R27,4 billion during the first six months of fiscal 2011/12, bringing these balances to R152 billion at the end of September 2011. Deposits with the Bank fell from R134 billion to R125 billion between March and September 2011.

Between March and September 2011, domestic debt in issue rose from R878 billion to R966 billion. The sharp rise in domestic debt could be attributed to more issuances of Treasury bills and domestic long-term bonds to finance the deficit. The non-monetary private sector, along with the Public Investment Corporation (PIC), were the main holders of domestic marketable bonds of national government. Domestic government debt accounted for 89,5 per cent of total gross loan debt of national government, with foreign debt accounting for the balance.

During the period under discussion, national government’s foreign debt increased from R97,9 billion to R113 billion, largely due to the weakening exchange value of the domestic currency. Foreign debt of national government before adjustments for revaluation amounted to R99,2 billion as at 30 September 2011.

National government’s total gross loan debt, which comprises domestic and foreign debt, increased from R976 billion as at the end of March to R1,1 trillion as at 30 September 2011. As a ratio of gross domestic product, national government’s total gross loan debt increased from 35,4 per cent to 37,3 per cent during the period under review.

Quarterly Bulletin December 2011

Ownership distribution of domestic marketable bonds of national government

*	As at 30 September 2011

The Medium Term Budget Policy Statement 2011

The Minister of Finance tabled the MTBPS before Parliament on 25 October and indicated that government would continue its countercyclical fiscal policy. The MTBPS recognised the exceptionally challenging global economic environment in which the following year’s budget would be prepared. The challenges included the slowing global economic growth, unresolved financial crisis in the euro area and sluggish recovery in the US. Domestically, government faced rising income inequality and high unemployment, weaker job creation, and rand volatility.

A fiscal framework to provide support to the economy and strengthen infrastructure investment for long-term sustainable growth was outlined, also recognising the need to reduce the budget deficit later on. Government aims to shift the composition of public expenditure towards investment and economic development, while strengthening measures to promote industrial development, expand trade opportunities, and extend financial support for housing and investment in urban infrastructure. Employment programmes and training would also receive increased funding. Given the strengths of well-capitalised South African financial institutions and moderate government debt, government would be in a position to pursue countercyclical fiscal and monetary policies into the year ahead, while also helping companies to adjust to changing market conditions.

Fiscal projections

Percentage of gross domestic product

	2011/12		2012/13		2013/14		2014/15
Component	Feb*	Oct**	Feb*	Oct**	Feb*	Oct**	Oct**
Consolidated government
Revenue	28,3	27,3	28,4	27,0	28,8	27,3	27,7
Expenditure	33,6	32,9	33,2	32,2	32,6	31,8	31,0
Deficit	5,3	5,5	4,8	5,2	3,8	4,5	3,3
General government borrowing requirement	5,6	5,6	5,0	5,4	4,1	4,7	3,5
Public-sector borrowing requirement	9,5	8,1	8,1	7,8	6,3	6,8	5,1
Gross loan debt	40,2	39,3	42,4	41,1	43,1	42,2	42,4

*	Budget Review 2011

**	Medium Term Budget Policy Statement, October 2011

Quarterly Bulletin December 2011

The medium-term fiscal framework would be grounded in countercyclicality, long-term sustainability and intergenerational fairness, providing support to the economy, while building strong foundations for faster growth, sustainable development and increasing employment for the benefit of the broader South African population. Government’s share of gross domestic product would moderate to avoid an unwarranted future debt burden, and create an enabling environment for private-sector growth, investment and job creation. Over the medium term, attention would be paid to salary increases for all role-players in the economy, by applying the principle of moderation to senior management and executive salaries, and remuneration of employees of public entities. As a basis for the 2012 Budget, a 5 per cent cost-of-living adjustment was proposed for public servants, to be implemented with effect from April each year. In preparing the 2012 Budget, government departments would be expected to identify savings that would contribute to financing government’s targeted outcomes through better control of expenditure and a clear focus on core mandates.

Revenue collections were involuntarily affected by changes in the economic cycle and, therefore, the forecast for the current year and fiscal 2012/13 reflected weaker economic conditions. Sharp falls in corporate income tax, VAT, secondary tax on companies and customs duty revenue led the slower rate of increase following the 2009 recession. Overall, budget revenue had been revised down by R10,3 billion in 2011/12 and by R18,8 billion in 2012/13. This took into account a revision to the SACU payment in fiscal 2012/13, which included an adjustment for an over-collection in 2010/11. As the business cycle turns in the outer years, the fiscal framework envisaged improved revenue performance and a smaller deficit.

Over the medium term, national departments and public entities would reprioritise and realign their budget baselines to make more effective use of resources. The fiscal framework also supported a determined effort to shift the composition of spending towards investment in long-term assets that could build the capacity of the economy. Infrastructure expenditure included spending on new buildings and fixed structures, as well as maintenance and rehabilitation of existing structures.

The main challenges associated with increased fiscal support for the recovery lie in overcoming obstacles to the implementation of infrastructure and job-creating programmes, rather than budgeting for higher levels of expenditure. These challenges are particularly striking in municipalities and state-owned enterprises, both of which have spent below budgeted amounts over the past three years.

Cumulative balance of national government

Quarterly Bulletin December 2011

Given the decline in national government revenue collections and the countercyclical expenditure policy, the budget deficit for the current fiscal year was projected to reach 5,7 per cent of gross domestic product. The cash-book deficit was originally budgeted to amount to R159,1 billion in fiscal 2011/12. However, the MTBPS 2011 revised it upwards to total R169,5 billion for fiscal 2011/12.

Despite the economic slowdown which started in the latter part of 2007, the robustness of the South African economy and the efficiency gains of fiscal institutions were reflected in strong tax collections. The net result of the higher-than-budgeted revenue and lower-than-budgeted expenditure was a cash-book surplus of R18,3 billion in fiscal 2007/08. From fiscal 2008/09, the spillover effect of the global financial crisis was brought to South African shores with weaker activity levels and tax collections and an opening-up of a fiscal deficit. This has remained ever since, and would continue over the year ahead.

Domestic borrowing would remain the primary source of funding for national government over the medium term. However, borrowing in the international capital markets would continue to finance government’s foreign currency commitments.

National government: Total gross loan debt

Gross loan debt would increase from R1,2 trillion in fiscal 2011/12 to R1,7 trillion in fiscal 2014/15. Over the medium term, national government’s gross loan debt relative to gross domestic product was projected to increase from 39,3 per cent in fiscal 2011/12 to 42,4 per cent in fiscal 2014/15.

Quarterly Bulletin December 2011

The public-sector borrowing requirement was revised downwards to amount to R241,5 billion in fiscal 2011/12 and to average R237,7 billion over the medium term. As a ratio of gross domestic product, it was revised to amount to 8,1 per cent in fiscal 2011/12 and to average 6,6 per cent over the medium term. The projected improvement in the public-sector borrowing requirement would mainly be driven by the narrowing deficits of national government and the non-financial public enterprises.

Non-financial public-sector borrowing requirement

Quarterly Bulletin December 2011

Statement of the Monetary Policy Committee

22 September 2011

Issued by Gill Marcus, Governor of the South African Reserve Bank, at a meeting of the Monetary Policy Committee (MPC) in Pretoria

Since the previous meeting of the Monetary Policy Committee (MPC) the downside risks to the global and domestic growth prospects have increased. Growth in some of the advanced economies has weakened against the backdrop of financial market turbulence, generated in large part by the unresolved European sovereign debt crisis. Although economic growth in emerging markets is expected to continue to outperform that of the advanced economies, these economies are unlikely to emerge unscathed from the challenging environment. Heightened risk aversion has resulted in increased volatility of capital flows globally and a flight from what are perceived to be more risky emerging-market assets. These developments have impacted on the domestic capital and foreign-exchange markets.

Recent data have confirmed the fragile and uneven nature of the domestic economic recovery, and unfavourable forward-looking indicators are consistent with a downward revision of the Bank’s economic growth forecast. At the same time, a number of exogenous factors have continued to put upward pressure on domestic inflation. This combination of declining growth and rising inflation poses a challenge to monetary policy going forward, and is a feature being experienced in a number of emerging markets.

The year-on-year inflation rate as measured by the consumer price index (CPI) for all urban areas was unchanged at 5,3 per cent in August 2011. The categories of food, housing and utilities, and transport together accounted for 3,7 percentage points of the August outcome. Although food price inflation moderated from 7,5 per cent in July to 7,3 per cent, further acceleration is expected in the coming months. Administered price inflation excluding petrol declined from 9,3 per cent in July to 8,8 per cent in August. Underlying inflation trends remained relatively well contained with CPI excluding food, petrol and electricity declining from 3,9 per cent in July to 3,8 per cent in August.

Year-on-year producer price inflation followed a strong upward trend, increasing by 7,4 per cent and 8,9 per cent in June and July respectively. Price increases in the categories of mining, electricity, and products of petroleum and coal remained the major contributors to the PPI outcome, but there were also significant contributions from chemical and other manufactures. Food prices continued to trend higher: agricultural prices increased by 5,1 per cent and 6,2 per cent in June and July respectively, while manufactured food prices increased at rates of 5,9 per cent and 6,3 per cent in these months.

The inflation forecast of the Bank has remained more or less unchanged since the previous meeting of the MPC. Inflation is still expected to breach marginally the upper end of the target range in the final quarter of 2011 and to peak in the first quarter of 2012 at around 6,2 per cent before returning to within the target range in the second quarter. Inflation is then expected to decline gradually and to measure 5,5 per cent in the final quarter of 2013. The Bank’s forecast of core inflation, which excludes food, petrol and electricity, shows a moderately rising trend, peaking at around 5,1 per cent in the second and third quarters of 2013.

Inflation expectations, as reflected in the survey conducted in the third quarter of 2011 by the Bureau for Economic Research at Stellenbosch University, on average, remain within the target range for the forecast period ending 2013. Inflation is expected to average 5,5 per cent in 2011 and 5,9 per cent in both 2012 and 2013. This represents slight upward adjustments for all three years. While financial analysts and trade union officials expect inflation to remain within the target range over the forecast period, business executives expect average inflation to exceed moderately the upper end of the target range in the coming two years.

Inflation expectations as measured by the Reuters survey of financial analysts also remain fairly stable at the upper end of the target range. According to the survey, inflation is expected to average 5,8 per cent and 5,6 per cent in 2012 and 2013 respectively.

Quarterly Bulletin December 2011

The growth performance in the advanced economies has remained weak. There is a general expectation of even weaker outcomes in the near-term, although it is still unclear if the stalled state that many economies find themselves in will translate into a recession. The International Monetary Fund, in its latest World Economic Outlook, has reduced its forecast for growth in the United States (US) by 1,0 per cent in 2011 and by 0,9 per cent in 2012 to 1,5 per cent and 1,8 per cent respectively. euro area growth has been revised down to 1,6 per cent and 1,1 per cent in these two years. The risks are seen to be on the downside.

This slowdown comes against the backdrop of a deterioration in the sovereign debt crisis in the euro area and the inability of the member countries to reach agreement on a credible and workable solution. Concerns have also spread to the European banking sector, particularly to those banks with exposures to peripheral Europe, resulting in ratings downgrades of a number of French and Italian banks. Growth in the US is also being affected by continued weakness in the housing market and political disagreements on the pace and nature of fiscal consolidation.

Emerging markets are still expected to experience faster growth than the advanced economies, but remain vulnerable to contagion effects from a possible significant slowdown or recession in the advanced economies. In line with the current two-speed global economy, inflation trends are higher in the emerging economies, driven mainly by food and energy prices.

Over the past two years, the extraordinarily low interest rate environment in the advanced economies has resulted in significant capital flows to emerging markets, with consequences for their exchange rates and asset prices. However, the pattern of flows has not been smooth. During bouts of global risk aversion, there has been a tendency for these flows to reverse to so-called safe havens. Risk aversion associated with recent events in the US and Europe has resulted in a high degree of volatility of flows to emerging markets, including South Africa.

Since the beginning of the year, non-residents have been net sellers of equities to the value of R16,9 billion and net buyers of bonds to the value of R44,3 billion. However, since the beginning of September, non-residents were net sellers of both bonds and equities valued at R4,6 billion and R7,6 billion respectively.

These recent outflows, together with increased risk aversion, have contributed to the high degree of volatility observed in the JSE All-share Index, in domestic bond yields and in the exchange rate of the rand. Since the previous meeting of the MPC, the rand has traded in a range against the US dollar of between R6,68 and R8,33 per US dollar, and has depreciated by around 15,6 per cent against the dollar, by 11,0 per cent against the euro and by 12,7 per cent on a trade-weighted basis. Since the beginning of the year the rand has depreciated by 18,6 per cent against the US dollar.

The depreciation of the rand poses a potential upside risk to the inflation outlook. However, the degree of this risk will depend on the extent and persistence of the depreciation trend which, in turn, will be influenced by the duration and intensity of global risk aversion. The rand tends to be more sensitive to changes in global risk perceptions than most of its emerging-market peers. At this stage, the MPC still considers the upside risk to the inflation outlook from this source to be relatively moderate, but rising.

Domestic economic growth remains disappointing, with the negative output gap widening to around 3 per cent in the second quarter of 2011 and gross domestic product (GDP) growing by 1,3 per cent, following the 4,5 per cent increase recorded in the first quarter. Both the primary and secondary sectors contracted in the second quarter, while real value added by the tertiary sector increased only marginally. Widespread industrial action, which continued into the third quarter, contributed to this subdued outcome, and is expected to weigh negatively on third-quarter prospects as well.

Recent high-frequency indicators are also not very favourable. Mining production contracted at a year-on-year rate of 5,1 per cent in July, and by 4,3 per cent on a month-on-month basis. Manufacturing output declined at a month-on-month and year-on-year rate of 6,0 per cent in July, confirming the sharp decline to 44,2 index points observed in the Kagiso/BER Purchasing Managers’ Index (PMI) in July. Despite a modest recovery in August to 46,7 index points, the

Quarterly Bulletin December 2011

PMI remained below the neutral 50 level, pointing to a further possible contraction in the sector. The construction sector also remains subdued with both the first First National Bank (FNB) Building Confidence Index and the FNB Civil Construction Index remaining at very low levels, while there was a further decline in the number of building plans passed in the third quarter.

Overall business confidence, as reflected in the Rand Merchant Bank (RMB)/BER Business Confidence Index, has declined for two consecutive quarters, and at 39 index points is well below the neutral level of 50. The Bank has lowered its forecast for average growth in 2011 to 3,2 per cent, down from 3,7 per cent, while the forecast for 2012 has been reduced from 3,9 per cent to 3,6 per cent. The forecast for 2013 remains unchanged at 4,4 per cent. The lower forecast is a result of the lower-than-expected outcome in the second quarter, as well as a downward adjustment to the global growth assumption. The risks to this outlook are seen to be on the downside.

The lower growth trajectory does not bode well for employment creation, which has been relatively muted. According to Statistics South Africa, employment in the formal non-agricultural business sector increased by 0,1 per cent or 5,701 people in this second quarter of 2011. The outcome was, however, negatively affected by the decline in public-sector employment associated with the termination of contracts of temporary employees hired for the municipal elections.

Consistent with the moderation in domestic production, growth in real gross domestic expenditure also declined, from an annualised growth rate of 7,9 per cent in the first quarter of 2011, to 1,3 per cent in the second quarter. A positive development was the further acceleration in the growth of real gross fixed-capital formation, albeit off a low base, from an annualised rate of 2,7 per cent in the first quarter to 4,0 per cent in the second quarter. Nevertheless the ratio of gross fixed capital formation to GDP, at 18,9 per cent, is still well below the peak of 24,6 per cent measured in the fourth quarter of 2008.

Consumption expenditure by households has been the main driver of growth to date. However, in the second quarter of 2011, growth in consumption expenditure moderated to an annualised rate of 3,8 per cent, compared with an increase of 5,2 per cent in the first quarter. Real retail trade sales increased at a year-on-year rate of 2,8 per cent in July, but declined by 0,7 per cent in the three months to July compared with the previous three months. Growth in motor vehicle sales, while still positive, has also declined. Consumption patterns may have been distorted somewhat by the high base effects arising from the 2010 FIFA World CupTM tournament and a clearer picture should emerge in August. The RMB/BER Consumer Confidence Index has declined for two consecutive quarters, underlying the fragility of the outlook.

Consumption expenditure is expected to remain constrained to some extent by low rates of credit extension and continued debt deleveraging by households. The ratio of household debt to disposable income declined further to 75,9 per cent in the second quarter of 2011 from a peak of 82,0 per cent in the first two quarters of 2008. Twelve-month growth in total loans and advances extended by banks to the private sector has fluctuated around 6 per cent in the three months to July. Mortgage advances, which is the largest category of credit, grew at a year-on-year rate of 2,9 per cent, consistent with the slow pace of recovery in the domestic property market. The main driver of growth in credit extension was the category of other loans and advances, in particular general loans which reflect primarily corporate-sector borrowing. This category grew by almost 15 per cent in the year to end of July.

Nominal wage settlements have continued to moderate somewhat and have been lower than many of the highly publicised initial demands. Nevertheless, wage increases have been well above the upper end of the inflation target range.

The main upside risks to the inflation forecast continue to emanate from administered prices and exogenous factors. Since the previous meeting of the MPC the price of Brent crude oil has fluctuated in a range of around US$104 and US$118 per barrel. The outlook for the oil price will be determined in part by global growth developments, and in particular by the extent to which China is affected by the slowdown. The recent depreciation of the South African rand against the US dollar is likely to contribute to a further increase in the domestic petrol price in October.

Quarterly Bulletin December 2011

Food prices are also expected to maintain their upward momentum for some time. The major global food price indices have remained relatively stable but at elevated levels during the past few months. However, global wheat and maize prices have increased markedly, and have impacted on the domestic prices of these commodities. These increases have been compounded by the weaker exchange rate of the rand. The price of white maize, for example, has increased by over 70 per cent during the past year, but futures prices reflect some expected moderation in the medium term.

The MPC remains of the view that the underlying inflation pressures are mainly of a cost–push nature, and at this stage there is no evidence of significant second-round effects from these increases. Although the inflation trend remains on an upward trajectory, both headline and core inflation forecasts appear to be consistent with the continued attainment of the inflation target over time. Demand-side pressures remain subdued and are expected to be constrained in the short to medium term. Inflation expectations also appear to be relatively well anchored.

However, there have been some changes in the MPC’s assessment of the risks to the inflation outlook. The recent volatility in the rand exchange rate has imparted a degree of upside risk to the inflation forecast. Although the rand may not return to the elevated levels reached in the earlier part of 2011, the MPC considers some of the recent volatility to be of a short-term nature, influenced by the vagaries of global risk aversion. Downside risks are seen to come from the heightened risks to global growth and its consequences for the domestic economy. The overall risks to the inflation outlook are assessed to be delicately balanced. The MPC will continue to assess the changing risk profile of the inflation outlook and monitor closely those factors that could push inflation outside the target on a sustained basis.

In the light of the above the MPC has decided to keep the repurchase rate unchanged at 5,5 per cent per annum, for the time being. The MPC is, however, concerned at the potential impact of the current global turmoil on domestic economic prospects and stands ready to act appropriately should the need arise.

Quarterly Bulletin December 2011

Statement of the Monetary Policy Committee

10 November 2011

Issued by Gill Marcus, Governor of the South African Reserve Bank, at a meeting of the Monetary Policy Committee (MPC) in Pretoria

Since the previous meeting of the Monetary Policy Committee (MPC), there has been no meaningful progress to resolving the sovereign debt crisis that is engulfing the euro area, with the primary focus now on Italy and Greece. The interlinked nature of the debt crisis and concerns about the banking sector in Europe, coupled with the inability of the advanced economies to generate sustained growth, continues to weigh negatively on the global economic outlook. The heightened uncertainty has had implications for the pattern of global capital flows and exchange rates in emerging markets.

The domestic economic recovery remains hesitant. The relatively weak economy has ensured that demand pressures on inflation are restrained at this stage. Nevertheless exogenous supply-side factors have resulted in a deterioration of the inflation outlook, with a more protracted breach of the inflation target expected in 2012.

The year-on-year inflation rate as measured by the consumer price index (CPI) for all urban areas increased to 5,7 per cent in September 2011, up from 5,3 per cent in August. The categories of food, housing and utilities, and transport together accounted for 4,0 percentage points of the September outcome. Food price inflation accelerated from 7,3 per cent in August to 8,7 per cent. Petrol and electricity prices increased by 26,2 per cent and 17,3 per cent respectively. Administered price inflation, excluding petrol was unchanged at 8,8 per cent. CPI inflation excluding food, petrol and electricity remained unchanged at 3,8 per cent in September.

Year-on-year producer price inflation continued its strong upward trend, increasing by 10,5 per cent in September, from 9,6 per cent in August. These price developments were strongly influenced by global commodity price movements as well as by the depreciation of the rand exchange rate. Price increases in the categories of mining, electricity and products of petroleum and coal, as well as other manufacturers remained the major contributors to the producer price inflation outcome. Food prices also continued their higher trend, with agricultural prices increasing by 10,7 per cent and manufactured food prices by 8,8 per cent in September.

The inflation forecast of the Bank has shown a modest increase since the previous meeting of the MPC. Inflation is expected to breach the upper end of the target range in the final quarter of 2011 and to peak in the first quarter of 2012 at around 6,3 per cent, before declining gradually and returning to within the target range in the final quarter of 2012. Inflation is expected to measure 5,2 per cent in the final quarter of 2013. The Bank’s forecast of core inflation, which excludes food, petrol and electricity, continues to show a moderately rising trend, with the peak of around 5,2 per cent expected in the first quarter of 2013.

Market expectations of inflation, as reflected in the Reuters survey of financial analysts, show expectations to be anchored around the upper level of the inflation target range over the medium term. In the October survey inflation was expected to peak at an average of 6,1 per cent in the first quarter of 2012, and to measure 5,4 per cent by the second quarter of 2013. Break-even inflation rates have moderated against most maturities since the previous meeting.

The global growth outlook continues to be characterised by heightened uncertainty, with weak growth and declining consumer confidence in a number of the major advanced economies. The protracted crisis in the euro area has now spread beyond the peripheral countries, despite recent attempts to devise a credible and workable approach to contain the problem. The risks created by these developments are likely to exacerbate the low or negative growth expected in the region, amid increased fiscal austerity, tightened bank lending standards and deleveraging, and tightening conditions in the European interbank markets. Weak growth is also forecast for the United Kingdom and Japan.

Quarterly Bulletin December 2011

On the positive side, fears of a return to recession in the United States (US) have dissipated somewhat with a higher-than-expected growth outcome in the third quarter, driven mainly by a recovery in household consumption expenditure. Although employment increased in the past quarter, the unemployment rate is expected to remain at elevated levels for some time, along with persistent weakness in the housing market.

Growth in many of the emerging markets has moderated during the year. Growth forecasts have generally been revised down, and are sensitive to developments in the advanced economies. China has experienced a policy-induced slowdown, but fears of a possible hard landing have receded somewhat. Significant growth reductions have been experienced in a number of Latin American and emerging European countries.

Headline inflation appears to have peaked in many of the advanced economies, and is expected to moderate in line with declining economic activity and the softer trend in commodity prices. Inflationary pressures remain at elevated levels in many of the major emerging-market economies.

The exchange rate of the South African rand continues to be subject to changes in risk aversion in global financial markets. Since the previous meeting of the MPC, the rand has fluctuated between R7,70 and R8,50 to the US dollar, but has generally traded in a more narrow range of between R7,80 and R8,00. On a trade-weighted basis, the rand has depreciated by around 18,6 per cent since the beginning of the year. Since the last meeting of the MPC the rand has appreciated by 1,0 per cent on a trade-weighted basis and by 1,4 per cent against the US dollar. Although the rand tends to be more volatile than most of its emerging-market peers, the movements of the currency have been in line with other emerging-market and commodity-linked currencies.

The exchange rate has also been influenced to some extent by volatile capital flows. Nonresidents have been persistent net sellers of South African equities for most of 2011, with cumulative net sales since the beginning of the year amounting to R16,6 billion. Between April and August, non-residents were net buyers of bonds to the value of R58,4 billion but as the European crisis intensified, net sales of R17,0 billion were recorded in September. In October this trend was reversed somewhat with non-resident net purchases of R9,8 billion. Year to date net purchases of bonds and equities amount to R29,4 billion.

The uncertainty related to the exchange rate imparts an upside risk to the inflation outlook. However, unless the rand continues on a depreciating trend, the impact is likely to be relatively limited and should dissipate in the short to medium term. While the rand is not expected to return to its previous elevated levels, consensus forecasts indicate an expectation of a moderate appreciation from the current levels in the course of 2012. This is largely dependent on global developments.

The slower domestic economic growth in the second quarter of 2011 appears to have continued in the third quarter and the forecast of the Bank has been subject to downward revision. Real GDP growth in 2011 is now expected to average 3,0 per cent, compared with 3,2 per cent in the previous forecast. The growth forecasts for 2012 and 2013 have been revised down to 3,2 per cent and 4,2 per cent from 3,6 per cent and 4,4 per cent respectively. The downward revision is a result of revised assumptions primarily of international commodity prices and global growth.

The composite leading business cycle indicators of the Bank continued the moderate downward trend that began in February. It decreased for the second consecutive month in August, corroborating the expected restrained economic conditions.

There has been some normalisation of manufacturing activity following widespread industrial action in July. The physical volume of manufacturing output increased at a year-on-year rate of 7,7 per cent in September, following the revised 5,9 per cent increase in August. On a quarter-on-quarter basis, a slight contraction of -0,1 per cent was measured in the third quarter. Despite the recent recovery, the Kagiso/BER PMI remained marginally above the neutral 50 level in September and October, in line with subdued global PMIs.

Quarterly Bulletin December 2011

Mining output has continued its overall downward trend, with the physical volume of mining output declining by 5,1 per cent in September on a quarter-on-quarter basis and by 5,4 per cent on a year-on-year basis. The construction sector remains under stress with the FNB/BER civil construction index declining further in the third quarter.

Despite the disappointing growth outcomes, the Quarterly Labour Force Survey published by Statistics South Africa indicates that the number of people employed increased by 195 000 in the third quarter of 2011. The prospects for further employment creation are uncertain, given the slowing growth of the domestic economy and the fragile global economic environment.

Growth in consumption expenditure by households is expected to have remained relatively subdued following its moderation in the second quarter of 2011 to 3,8 per cent from 5,2 per cent in the previous quarter. When comparing the three months to August with the previous three months, real retail trade sales increased by 0,7 per cent. The BER Retail Survey for the third quarter of 2011 shows that business confidence among retailers, at a level of 48, remained below the neutral level of 50. These trends reflect, in part, concern about employment, slower wage and income growth, and declining levels of consumer confidence. Other factors expected to constrain consumption expenditure include high levels of household debt, constrained access to credit and consistently above-average increases in a range of administered prices which reduce the amount available for household discretionary expenditure.

Growth in credit extension to the private sector remains lacklustre, reflecting both supply-and-demand considerations. After reaching a recent high of 6,1 per cent in July, 12-month growth in banks’ total loans and advances extended to the private sector moderated to 5,3 per cent in September. Twelve-month growth in mortgage advances declined to 1,9 per cent, consistent with the subdued state of the domestic housing market. The main driver of credit extension was the category of other loans and advances, in particular general loans, which grew at a rate over 12 months of 12,9 per cent, down from 17,9 per cent in August. General loans account for 11 per cent of total loans and advances to households. The ratio of impaired advances as a percentage of gross loans and advances of banks has declined to 5,1 per cent in September 2011, down from 5,9 per cent in September 2010, indicating some improvement in the balance sheets of the banks.

According to the Medium Term Budget Policy Statement (MTBPS), fiscal policy is set to be more expansionary than indicated in the main budget in February. Nevertheless the commitment to medium-term deficit consolidation remains. For the current fiscal year, the deficit is expected to increase from 5,3 per cent of GDP to 5,5 per cent, compared with the 4,6 per cent deficit recorded in 2010/11, and is expected to decline to 3,3 per cent of GDP by 2014/15. The wider deficit for the current year is a result of a 0,7 per cent of GDP increase in expenditure, and lower tax revenues of 0,3 per cent of GDP which result from the slower economic growth. The primary deficit is expected to decline from 2,9 per cent of GDP in the current year, to 0,5 per cent in 2014/15. If maintained within the parameters as set out in the MTBPS, the fiscal consolidation and debt dynamics should be sustainable.

Food prices continue to pose an upside risk to the inflation outlook, and a further acceleration of food inflation is expected in the near term. This follows the marked food and agricultural price increases at the PPI level, and the depreciation of the exchange rate which has contributed to the increase in maize prices in recent weeks. Global food prices have remained relatively stable over the past months, albeit at high levels, and could signal some relief going forward.

International oil prices have remained relatively stable since the last meeting of the MPC and are expected to remain constrained by the weak growth outlook in the advanced economies. At current prices, Brent crude oil is about US$10 per barrel lower than the peak prevailing earlier in 2011. At present there is a small over-recovery on the domestic petrol price and, if maintained, could provide some relief to consumers following four consecutive months of price increases which has resulted in domestic petrol prices being at their highest levels ever. Other administered prices, particularly electricity, are expected to maintain upside pressure on the inflation rate.

Quarterly Bulletin December 2011

The MPC remains of the view that the underlying inflation pressures are of a cost–push nature and that the subdued state of domestic demand and output will contribute to core inflation remaining contained, notwithstanding the continued pressures from some administered prices. However, the committee is concerned that the change in the profile of the inflation forecasts and the extended breach of the upper end of the inflation target range may impact adversely on inflation expectations. At this stage the breach of the upper limit is still expected to be relatively small and inflation is expected to return to within the target range by the end of 2012.

The committee assesses the risks to the inflation outlook to be on the upside mainly due to cost–push pressures. The exchange rate is also seen to pose some upside risk to the outlook, while downside risks are seen to come from possible contagion effects from the European crisis and associated slow growth. The committee is aware of the dangers of a disorderly resolution of the crisis and the systemic implications for the global and domestic economy, and remains ready to act appropriately should the need arise.

Under the prevailing circumstances the MPC has decided to keep the repurchase rate unchanged at 5,5 per cent per annum.

Quarterly Bulletin December 2011

Note on recent developments in the household balance sheet

S Walters and National Accounts Division

This note briefly reviews macroeconomic developments in the household balance sheet since 2003, updating the note on household wealth and balance sheets published in the September 2010 Quarterly Bulletin. Household balance-sheet data are important for assessing the economic behaviour of the household sector and provide valuable insights regarding the wealth of the sector.

The net wealth position of households is the difference between the total assets and liabilities of the household sector. An increase in the net wealth position of households in general improves individuals’ ability to accommodate or withstand abrupt economic shocks or a fall in income. Furthermore, it affects households’ capacity to borrow and thus to spend or invest. In addition, an improved wealth position generates additional income for the household sector. The total assets of the household sector primarily comprise produced non-financial or fixed assets and financial assets, whereas total household liabilities consist of mortgage advances and other borrowing by households, largely from the banking and trade sectors.

Between 2003 and 2010 the value of households’ total liabilities increased, on average, by 15,8 per cent per annum, and amounted to R1,3 trillion at the end of 2010. By contrast, households’ assets increased at a slower pace of 13,4 per cent per annum over the same period, amounting to R6,6 trillion at the end of 2010. With the growth in household debt outpacing that in household assets, the ratio of household debt to total assets advanced from 16,6 per cent at the end of 2003 to 19,1 per cent at the end of 2010, suggesting that South African households over time became more vulnerable to changes in lending interest rates and conditions.

The net wealth of the household sector, however, rose steadily from R2,3 trillion at the end of 2003 to R4,5 trillion at the end of 2007, before receding marginally to R4,3 trillion at the end of 2008. In the subsequent years it increased further to R5,3 trillion at the end of 2010. Relative to the annual disposable income of households, the net wealth of the household sector advanced from 264 per cent in 2003 to 323 per cent in 2010.

Condensed balance sheet of South African households

Selected household assets and liabilities at year-end

R billions

	2003	2004	2005	2006	2007	2008	2009	2010
Non-financial assets	796	1 043	1 256	1 482	1 723	1 790	1 900	1 965
Residential buildings	608	839	1 030	1 237	1 446	1 496	1 590	1 644
Other non-financial assets	188	204	226	245	277	294	310	321
Financial assets	1 923	2 265	2 740	3 401	3 859	3 624	4 087	4 605
Assets with monetary institutions	285	314	352	400	463	546	563	577
Interest in pension funds and long-term insurers	1 014	1 214	1410	1 762	1 969	1 927	2 126	2 406
Other financial assets	624	737	978	1 239	1 427	1 151	1 398	1 622
Total household assets	2 719	3 308	3 996	4 883	5 582	5 414	5 987	6 570

Total household liabilities	451	557	697	873	1 071	1 157	1 183	1 257
Mortgage advances	235	307	395	517	658	731	752	781
Other debt	216	250	302	356	413	426	431	476
Net wealth	2 268	2 751	3 299	4 010	4 511	4 257	4 804	5 313
Total liabilities and net wealth	2 719	3 308	3 996	4 883	5 582	5 414	5 987	6 570
Memo item: net wealth including durable consumer goods	2 480	2 996	3 585	4 344	4 886	4 653	5 206	5 736

Data are subject to revision

Quarterly Bulletin December 2011

Total household liabilities as a proportion of disposable income rose to record levels in 2007 and early 2008 due to a combination of favourable financial conditions and the buoyant housing market. The introduction of the National Credit Act in 2007 and the spill-over effect of the global financial crisis have, however, slowed the pace of debt accumulation in the period 2008 to 2010. As a result, average annual growth in mortgage advances moderated from 29 per cent during the period 2003 to 2007 to 3,4 per cent in the subsequent period from 2008 to 2010. Relative to total household debt, mortgage advances increased from 52,1 per cent at the end of 2003 to a high of 63,6 per cent at the end of 2009 before moderating to 62,1 per cent at the end of 2010. The market value of residential buildings relative to total outstanding mortgage debt decreased gradually from a recent high of 274 per cent at the end of 2004 to a still-firm 211 per cent at the end of 2010. This was an indication that home-owners, on average, had less home equity available to cushion their finances.

Household debt as a percentage of gross domestic product and disposable income

Compared with the growth in mortgage debt, other household debt (which mainly comprises personal loans, credit card debt and instalment sale and leasing finance extended by banks and the trade sector) increased at a much slower average pace of 12 per cent per annum over the period 2003 to 2010. As a share of total household debt, other household debt consequently contracted from 47,9 per cent at the end of 2003 to 37,9 per cent at the end of 2010.

Mortgage debt as a percentage of household debt

Quarterly Bulletin December 2011

The market value of financial assets owned by households, on average, accounted for about 69 per cent of total household assets between 2003 and 2010. These assets consist mainly of households’ interest in pension funds and long-term insurers, shares and bonds, and deposits and investments with monetary institutions. Financial assets with monetary institutions expressed as a ratio of total financial assets declined marginally from 14,8 per cent at the end of 2003 to 12,5 per cent at the end of 2010, while the ratio of shares and bonds to total financial assets increased from 32,5 per cent to 35,2 per cent over the same period. Lower interest rates since the middle of 2008, alongside meaningful capital gains generated by shares and bonds prior to the global financial crisis, probably enticed households to invest in higher-yielding financial assets, including the more readily available retail bonds for smaller investors.

Relative to total household assets, the share of non-financial assets remained fairly stable over the period, fluctuating at around 30 per cent. Non-financial assets comprise residential and non-residential buildings, construction works, transport equipment, machinery and equipment, computers, inventories and orchards, that is, capital goods of the unincorporated business enterprises and non-profit institutions serving households. The sustained growth in the value of non-financial assets was recorded in the context of the prolonged upward phase in domestic economic activity from 1999 to 2007, buoyant property prices, firm employment gains and a concomitant increase in real disposable income of households.

Over the same period, the share of residential buildings in total household-sector assets advanced from a low of 16 per cent in 1996 to a recent high of 28 per cent in 2008 before declining somewhat to 25 per cent in 2010. At the end of 2010, investment in residential buildings constituted the second-largest asset class following households’ interest in pension funds and long-term insurers. The firm increase in the share of residential buildings between 2003 and 2008 could be attributed to the significant additions to the housing stock and buoyancy of real-estate prices, indicative of the underlying strong demand for real estate during the upward phase of the business cycle and growth in the disposable income of households. However, the demand for residential buildings has receded since 2008, influenced in part by the subdued performance of house prices, persistent high debt levels, rising inflation which hampered households’ finances, and the requirements of the National Credit Act.

While debt levels have increased notably since 2003, the net wealth of the household sector has also advanced, reflecting, inter alia, the appreciation in property prices, an increase in home ownership and buoyant conditions in equity markets over most of this period. The increase in the stock of household assets helped to cushion the household sector against negative financial shocks. As shown in the accompanying graph, the increase in households’ mortgage debt was accompanied by gains in the net non-financial wealth of the household sector.

Net non-financial wealth and mortgage debt

Quarterly Bulletin December 2011

While the net wealth position of South African households appears to be fairly healthy, the overall leverage ratio of households, defined as the ratio of total debt to net wealth, increased markedly from 19,3 per cent at the end of 2001 to 27,2 per cent at the end of 2008 before receding somewhat to 23,7 per cent at the end of 2010. At the same time, the non-financial leverage ratio of the household sector, defined as the ratio of mortgage debt to the net non-financial wealth of households, reached an all-time high of 68,9 per cent at the end of 2008 before declining to about 66 per cent at the end of 2010. These fairly elevated leverage ratios suggest that the South African household sector could be more vulnerable to asset-price declines than in the past.

Quarterly Bulletin December 2011